Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

Monotype Imaging Inc.

(“Buyer”)

Project Wave Acquisition Sub Inc.

(“Buyer Merger Sub”)

Olapic, Inc.

(the “Company”)

and

Shareholder Representative Services LLC, as the Stockholders’ Representative

Dated as of July 20, 2016

	2.18	Employee Benefit Programs	33
	2.19	Insurance Coverage	35
	2.20	Investment Banking; Brokerage	35
	2.21	Environmental Matters	35
	2.22	Significant Customers and Suppliers	35
	2.23	Illegal Payments; Anti-Corruption Laws	36
	2.24	Export Control and Related Matters	37
	2.25	Anti-Money Laundering and Currency Exchange Laws	38
	2.26	Privacy of Customer Information	39
	2.27	Bank Accounts	39

3.	Representations and Warranties of Buyer and Buyer Merger Sub		39

	3.1	Organization and Corporate Power	39
	3.2	Authority and Non-Contravention	39
	3.3	Sufficient Funds	40
	3.4	No Further Representations	40

4.	Covenants		40

	4.1	Conduct of the Company	40
	4.2	No Solicitation	44
	4.3	Access to Information	44
	4.4	Notice of Certain Events	45
	4.5	401(k) Plans	46
	4.6	Director and Officer Liability	46
	4.7	Commercially Reasonable Efforts	47
	4.8	Certain Filings	49
	4.9	Public Announcements	49
	4.10	Further Assurances	49
	4.11	Confidentiality	50
	4.12	Tax Matters	50
	4.13	Termination of Certain Agreements; Waivers	52
	4.14	Requisite Stockholder Approval	52
	4.15	280G Stockholder Approval	52
	4.16	Employee Benefits Matters	53

5.	Conditions and Closing Deliveries		54

	5.1	Conditions Precedent to the Obligations of Each Party	54
	5.2	Conditions Precedent to the Obligations of Buyer and Buyer Merger Sub	54
	5.3	Conditions Precedent to the Obligations of the Company	56

6.	Indemnification		57

	6.1	Survival	57
	6.2	Indemnification by the Stockholders	57
	6.3	Indemnification by Buyer	58

	6.4	Indemnification Procedures	58
	6.5	Limitations on Indemnification	61
	6.6	Exclusive Remedy	64
	6.7	Purchase Price Adjustments	64

7.	General		64

	7.1	Termination	64
	7.2	Waivers and Consents; Amendments	65
	7.3	Governing Law	65
	7.4	Section Headings; Construction	65
	7.5	Counterparts	65
	7.6	Notices and Demands	66
	7.7	Consent to Jurisdiction	67
	7.8	Remedies; Severability	67
	7.9	Integration	67
	7.10	Assignability; Binding Agreement	67
	7.11	Expenses	68
	7.12	Currency	68
	7.13	Disclosure Schedule	68
	7.14	Representation by Counsel	68

EXHIBITS
Exhibit A	-	Stockholder Consent
Exhibit B	-	Form of General Release and Joinder Agreement
Exhibit C	-	Form of Certificate of Merger
Exhibit D	-	Certificate of Incorporation of the Buyer Merger Sub
Exhibit E	-	Bylaws of the Buyer Merger Sub
Exhibit F	-	Allocation Schedule
Exhibit G	-	Form of Settlement and Release Agreement
Exhibit H	-	Form of EMI Exercise Notice
Exhibit I-1	-	Form of Capital Stock Letter of Transmittal
Exhibit I-2	-	Form of Optionholder Letter of Transmittal
Exhibit I-3	-	Form of Warrantholder Letter of Transmittal
Exhibit J	-	Form of Offer Letter
Exhibit K	-	Form of Escrow Agreement
Exhibit L	-	Form of Bonus Recipient Release

APPENDICES
Appendix I	-	Certain Definitions
Appendix II	-	Illustration of Net Asset Calculation

SCHEDULES
Schedule A		Stockholders
Schedule 1.14		Estimated Closing Balance Sheet
Disclosure Schedule

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of July 20, 2016, by and among Monotype Imaging Inc., a Delaware corporation (“Buyer”), Project Wave Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Buyer (“Buyer Merger Sub”), Olapic, Inc., a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the Stockholders’ Representative (the “Stockholders’ Representative”). Capitalized terms not otherwise defined shall have the meanings ascribed thereto in Appendix I.

WHEREAS, the parties intend that Buyer Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Buyer pursuant to the provisions of the General Corporation Law of the State of Delaware (“DGCL”) and upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that the terms of the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, (b) approved and declared this Agreement advisable in accordance with the DGCL and (c) determined to recommend that the Company’s stockholders adopt this Agreement;

WHEREAS, as an inducement to the willingness of Buyer and Buyer Merger Sub to enter into this Agreement (but not pursuant to any prior agreement with Buyer), (i) holders of at least a majority of the outstanding shares of the Company’s Capital Stock voting together as a single class and on an as-converted basis, and (ii) each of the Major Investors (together, the “Requisite Stockholder Approval”), are expected to deliver, following the approval and adoption of this Agreement by the Company Board and immediately following the execution and delivery of this Agreement, (a) their irrevocable approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby pursuant to a written consent of Stockholders in the form attached hereto as Exhibit A (the “Stockholder Consent”) and (b) specified undertakings, representations, warranties, releases and waivers, in each case pursuant to a written consent, joinder, release and waiver, in the form attached hereto as Exhibit B (the “General Release and Joinder Agreement”), each signed and dated as of the date hereof by such Stockholders, pursuant to and in accordance with the applicable provisions of the DGCL and the Company’s Charter Documents;

WHEREAS, the board of directors of Buyer Merger Sub has approved this Agreement and declared it advisable for Buyer Merger Sub to enter into this Agreement;

WHEREAS, the Company Board, Buyer (on its own behalf and as sole stockholder of Buyer Merger Sub) and Buyer Merger Sub have each approved the Merger and the other transactions contemplated hereby;

WHEREAS, the Company will, immediately after the execution of this Agreement, submit this Agreement to its stockholders, with a recommendation by the Company Board that such stockholders approve of this Agreement and the Merger for the purpose of acting on this Agreement; and

WHEREAS, the Company, Buyer and Buyer Merger Sub desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon the terms and subject to the conditions hereinafter set forth, the parties hereto hereby agree as follows:

1.	The Merger

1.1 Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Buyer Merger Sub will merge with and into the Company at the Effective Time. As a result of the Merger, the separate corporate existence of Buyer Merger Sub will cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”), which shall continue to be governed by the DGCL. The separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

1.2 Effective Time. Subject to the provisions of this Agreement, upon the Closing, the parties will cause a certificate of merger, in the form and substance of Exhibit C annexed hereto (the “Certificate of Merger”), to be filed with the office of the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger will become effective at such time as the Certificate of Merger, accompanied by the payment of the filing fee (as provided in the DGCL), has been examined by, and received the endorsed approval of, the Secretary of State of the State of Delaware or at such later time as may be agreed by the Company and Buyer Merger Sub in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, and without any further action on the part of the Company, Buyer or Buyer Merger Sub, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all rights and property of the Company and Buyer Merger Sub shall vest in the Surviving Corporation, and all debts and liabilities of the Company and Buyer Merger Sub shall become debts and liabilities of the Surviving Corporation.

1.4 Certificate of Incorporation; Bylaws.

(a) The certificate of incorporation of the Buyer Merger Sub as in effect immediately prior to the Effective Time as set forth on Exhibit D hereto shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with Applicable Law and such certificate of incorporation.

(b) The bylaws of the Buyer Merger Sub as in effect immediately prior to the Effective Time as set forth on
Exhibit E hereto shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with Applicable Law and such bylaws.

1.5 Directors and Officers. Each of Buyer and Buyer Merger Sub will take all necessary action to cause (i) the directors of Buyer Merger Sub immediately prior to the Effective Time to be the initial directors of the Surviving Corporation from and after the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, and (ii) the officers of Buyer Merger Sub immediately prior to the Effective Time to be the initial officers of the Surviving Corporation from and after the Effective Time, in each case retaining their respective positions, and until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified.

1.6 Closing. Unless this Agreement shall have been terminated pursuant to Section 7.1, the closing of the Merger (the “Closing”) shall be held at the offices of Goodwin Procter LLP, 620 8th Avenue, New York, New York 10118, or at such other place as the parties may mutually agree upon, on the date no later than the fourth (4th) Business Day following the satisfaction or due waiver of all of the conditions set forth in Sections 5.1, 5.2 and 5.3, or at such other time and date as Buyer and the Company may designate. The date on which the Closing occurs is herein referred to as the “Closing Date”.

1.7 Conversion of Outstanding Capital Stock. At and as of the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Buyer Merger Sub, the Company or the Stockholders:

(a) Each share of Preferred Stock issued and outstanding immediately prior to the Effective Time (except as provided in Sections 1.7(c) or 1.7(d) below) shall be converted into the right to receive, payable to the holder thereof:

(i) the Per Share CSE Closing Merger Consideration less such share’s Pro Rata Share of each of the Net Asset Escrow Deposit, the Indemnification Escrow Deposit and the Stockholders’ Representative Expense Holdback Amount, paid in the manner provided in Section 1.10(a); and

(ii) the per share amount (allocated on a Pro Rata Share basis) of: (a) any Post-Closing Adjustment Payments that become payable to the Stockholders in accordance with Section 1.16; (b) any portion of the Net Asset Escrow Deposit that becomes releasable to the Stockholders in accordance with Section 1.16 and the Escrow Agreement, (c) any portion of the Indemnification Escrow Deposit that becomes releasable to the Stockholders in accordance with Section 6.5 and the Escrow Agreement, and (d) any portion of the Stockholders’ Representative Expense Holdback Amount that becomes releasable in accordance with Section 1.19.

(b) Each share of Common Stock issued and outstanding immediately prior to the Effective Time (except as provided in Sections 1.7(c) or 1.7(d) below) shall be converted into the right to receive, payable to the holder thereof:

(i) the Per Share CSE Closing Merger Consideration less such share’s Pro Rata Share of each of the Net Asset Escrow Deposit, the Indemnification Escrow Deposit and the Stockholders’ Representative Expense Holdback Amount, paid in the manner provided in Section 1.10(a); and

(ii) the per share amount (allocated on a Pro Rata Share basis) of: (a) any Post-Closing Adjustment Payments that become payable to the Stockholders in accordance with Section 1.16; (b) any portion of the Net Asset Escrow Deposit that becomes releasable to the Stockholders in accordance with Section 1.16 and the Escrow Agreement, (c) any portion of the Indemnification Escrow Deposit that becomes releasable to the Stockholders in accordance with Section 6.5 and the Escrow Agreement, and (d) any portion of the Stockholders’ Representative Expense Holdback Amount that becomes releasable in accordance with Section 1.19.

Except as otherwise provided in Section 1.7(c), all shares of Capital Stock outstanding immediately prior to the Effective Time, shall no longer be outstanding upon the Effective Time and shall automatically be cancelled and shall cease to exist, and each Certificate which immediately prior to the Effective Time represented any shares of Capital Stock shall thereafter only represent the right to receive the consideration therefor set forth herein. The allocations among the Stockholders of the aggregate Closing Merger Consideration, the Net Asset Escrow Deposit, the Indemnification Escrow Deposit, the Stockholders’ Representative Expense Holdback Amount, and the Founders’ Holdback Amount are as set forth on Exhibit F (the “Allocation Schedule”). The Company will prepare and deliver to Buyer, no less than two (2) Business Days prior to the Closing, an update to the Allocation Schedule (the “Closing Allocation Schedule”) setting forth any changes in amounts or other inputs or calculations contemplated thereby. For clarity, neither the Company nor the Stockholders will be liable to Buyer or Buyer Merger Sub for any errors, omissions or inaccuracies in the Allocation Schedule that are corrected in the Closing Allocation Schedule or any update thereto that is corrected on a timely basis prior to Closing.

(c) Notwithstanding anything in this Agreement to the contrary, shares of Capital Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares of Capital Stock (“Appraisal Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”), shall not be converted into the right to receive the consideration as provided in Section 1.7(a) or 1.7(b), as applicable, but rather the holders of such Appraisal Shares shall be entitled to payment of the fair value of such Appraisal Shares in accordance with Section 262 (and at the Effective Time such Appraisal Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the rights as may be granted to such holder or holders in Section 262); provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw, or lose the right to appraisal under Section 262, then such holder’s Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, consideration as provided in Section 1.7(a) or 1.7(b), as applicable.

(d) Each share of Capital Stock or other equity security held in the treasury of or reserved for issuance by the Company or Buyer Merger Sub immediately prior to the Effective Time will be cancelled and extinguished without any conversion thereof.

(e) Each share of Buyer Merger Sub’s common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of the Surviving Corporation’s common stock, par value $0.01 per share.

1.8 Treatment of Options and Company Stock Option Plans.

(a) At and as of the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Buyer Merger Sub, the Company or the Stockholders:

(i) each Vested Option outstanding immediately prior to the Effective Time that has not been exercised will be cancelled in exchange for the right to receive per share of Common Stock subject to such Vested Option as of immediately prior to the Effective Time (after giving effect to any acceleration resulting from or in connection with the Merger) less all applicable withholding Taxes:

(I) the Per Share Option Closing Merger Consideration less such Vested Option’s Pro Rata Share of each of the Net Asset Escrow Deposit, the Indemnification Escrow Deposit and the Stockholders’ Representative Expense Holdback Amount, paid in the manner provided in Section 1.10(a); and

(II) the per share amount (allocated on a Pro Rata Share basis) of: (a) any Post-Closing Adjustment Payments that become payable to the Stockholders in accordance with Section 1.16; (b) any portion of the Net Asset Escrow Deposit that becomes releasable to the Stockholders in accordance with Section 1.16 and the Escrow Agreement, (c) any portion of the Indemnification Escrow Deposit that becomes releasable to the Stockholders in accordance with Section 6.5 and the Escrow Agreement, and (d) any portion of the Stockholders’ Representative Expense Holdback Amount that becomes releasable in accordance with Section 1.19;

provided, that such Vested Options converted pursuant to this Section 1.8(a)(i) shall no longer represent the right to purchase Common Stock or any other equity security of the Company, Buyer, the Surviving Corporation or any other Person or the right to receive any other consideration other than as provided herein.

(ii) each Unvested Option outstanding immediately prior to the Effective Time (after giving effect to any acceleration resulting from or in connection with the Merger) will be cancelled and such Unvested Option shall no longer represent the right to purchase Common Stock or any other equity security of the Company, Buyer, the Surviving Corporation or any other Person or the right to receive any other consideration.

(b) The Company shall take all actions reasonably necessary in order to ensure that all options to purchase Capital Stock and all plans under which such options have been granted are terminated as of the Effective Date (except to the extent necessary to give effect to the terms of this Section 1.8) including, without limitation, the execution of settlement and release agreements with employees of Olapic Argentina that are holders of Options in the form attached hereto as Exhibit G.

(c) Within a reasonable time before the Effective Time, the Company shall provide to each EMI Optionholder: (i) written notice, in such form as may be agreed between the Company and Buyer, that such holder’s Vested EMI Options are exercisable immediately prior to the Effective Time; and (ii) a notice of exercise in respect of Vested EMI Options in the form attached hereto as Exhibit H (the “EMI Exercise Notice”). Each EMI Optionholder who returns a duly completed EMI Exercise Notice to the Company by the day which is two (2) Business Days prior to the Effective Time (or such other later time as the Company and Buyer may agree), shall be deemed to have paid (such payment being contingent on the Closing taking place) to the Company, at the Effective Time the exercise price of each Vested EMI Option that is exercised prior to or contingent upon the Closing multiplied by the number of shares of Common Stock to be received by such holder as a result of the exercise of each such Vested EMI Option (the “EMI Exercise Price”). Consequently, the holder of each such EMI Option hereby acknowledges and accepts that the consideration to be paid to it in accordance with Section 1.7(b) in respect of each share of Common Stock received on exercise of such Vested EMI Options shall be reduced by the amount deemed to have been paid by the EMI Optionholder to the Company in accordance with the preceding sentence. Prior to the Effective Time, the Company shall issue all shares of Common Stock with respect to which each Vested EMI Option is due to be exercised pursuant to the EMI Exercise Notices prior to the Effective Time. For the avoidance of doubt, if the Vested EMI Options are not exercised, they will be treated as other Vested Options in accordance with Section 1.8(a).

1.9 Treatment of Warrants. At and as of the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Buyer Merger Sub, the Company or the Stockholders, each Warrant outstanding immediately prior to the Effective Time that has not been exercised will be cancelled in exchange for the right to receive per share of Common Stock subject to such Warrant as of immediately prior to the Effective Time (after giving effect to any acceleration resulting from or in connection with the Merger) less all applicable withholding Taxes:

(a) the Per Share Warrant Closing Merger Consideration less such warrant’s Pro Rata Share of each of the Net Asset Escrow Deposit, the Indemnification Escrow Deposit and the Stockholders’ Representative Expense Holdback Amount, paid in the manner provided in Section 1.10(a); and

(b) the per share amount (allocated on a Pro Rata Share basis) of: (i) any Post-Closing Adjustment Payments that become payable to the Stockholders in accordance with Section 1.16; (ii) any portion of the Net Asset Escrow Deposit that becomes releasable to the Stockholders in accordance with Section 1.16 and the Escrow Agreement, (iii) any portion of the Indemnification Escrow Deposit that becomes releasable to the Stockholders in accordance with Section 6.5 and the Escrow Agreement, and (iv) any portion of the Stockholders’ Representative Expense Holdback Amount that becomes releasable in accordance with Section 1.19.

provided, that such Warrants converted pursuant to this Section 1.9 shall no longer represent the right to purchase Common Stock or any other equity security of the Company, Buyer, the Surviving Corporation or any other Person or the right to receive any other consideration other than as provided herein.

1.10 Payment of Merger Consideration.

(a) Payments at the Closing.

(i) Prior to the Closing, the Company shall appoint Acquiom Clearinghouse LLC (the “Paying Agent”) as the paying agent. Prior to the Closing, Buyer shall deposit with the Paying Agent, for the benefit of the Stockholders, cash in the amount payable in respect of all Capital Stock, Vested Options and Warrants outstanding immediately prior to the Effective Time pursuant to Sections 1.7(a)(i), 1.7(b)(i), 1.8(a)(i) and 1.9(a) less the Founders’ Holdback Amount (the “Payment Fund”). The Payment Fund shall not be used for any other purpose, except to make the payments required by Sections 1.7(a)(i), 1.7(b)(i), 1.8(a)(i) and 1.9(a) in accordance with the terms of this Agreement. The Company shall pay all fees and expenses associated with the hiring and retention of the Paying Agent.

(ii) At Closing, Buyer shall (I) deposit the Net Asset Escrow Deposit, the Indemnification Escrow Deposit and the Founders’ Holdback Amount with the Escrow Agent pursuant to the Escrow Agreement, which amounts shall be held, administered and distributed by the Escrow Agent in accordance with the terms hereof and thereof; and (II) deliver to the Stockholders’ Representative the Stockholders’ Representative Expense Holdback Amount.

(iii) At Closing, Buyer shall deposit with the Surviving Corporation the Total Bonus Consideration for payment to the Bonus Recipients. The Surviving Corporation shall pay to Bonus Recipients such Total Bonus Consideration in accordance with the allocations set forth on the Closing Allocation Schedule upon the next regularly scheduled payroll of the Surviving Corporation (such amount to be delivered to each Bonus Recipient net of all applicable withholding Taxes).

(iv) At Closing, Buyer shall repay, or cause to be repaid, on behalf of the Company, the amounts necessary to satisfy all of the outstanding Indebtedness of the Company as of the Effective Time as evidenced by payoff letters in the form and substance reasonably satisfactory to Buyer, by wire transfer of immediately available funds as directed by the holder of such Indebtedness.

(v) At Closing, Buyer shall pay, on behalf of the Company, the Transaction Expenses which have not been paid as of the Effective Time, as evidenced by invoices supporting such expenses in form and substance reasonably satisfactory to Buyer, by wire transfer or other delivery of immediately available funds as directed by the parties to whom such Transaction Expenses are owed.

(b) Exchange Procedures.

(i) As soon as practicable after the Effective Time, Buyer shall cause the Paying Agent to mail to each of the Stockholders a letter of transmittal in the applicable form attached hereto as Exhibit I-1 (the “Capital Stock Letter of Transmittal”), Exhibit I-2 (the “Optionholder Letter of Transmittal”) and Exhibit I-3 (the “Warrantholder Letter of Transmittal”).

(ii) The Capital Stock Letter of Transmittal shall specify that delivery shall be effected, and risk of loss and title to shares of Capital Stock shall pass, only upon delivery of the Certificates representing such shares of Capital Stock to Buyer and instructions for use in effecting the surrender of a Certificate in exchange for the Closing Merger Consideration attributable to each share formerly represented by such Certificate. Upon surrender of a Certificate to Buyer and immediately after the Effective Time, together with a Capital Stock Letter of Transmittal (or affidavit of loss in accordance with Section 1.12), duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to promptly receive (and in any event within two (2) Business Days after delivery of the Certificate(s) and completed Capital Stock Letter of Transmittal (or affidavit of loss in accordance with Section 1.12)) in exchange therefor such Stockholder’s portion of the consideration that such holder has the right to receive as provided in Sections 1.7(a) and 1.7(b)(i) and the allocations set forth on the Closing Allocation Schedule, in respect of the shares of Capital Stock formerly represented by such Certificate, and the Certificate so surrendered will forthwith be cancelled.

(iii) If payment is to be made to a Person other than the Person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and delivered to the Paying Agent with all documents required to evidence and effect such transfer, and that the Person requesting such payment pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 1.10(b)(iii), each Certificate (other than Certificates representing Appraisal Shares) shall at any time after the Effective Time represent solely the right to receive, upon such surrender the amounts contemplated by Sections 1.7(a) and 1.7(b).

(iv) From and after the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Capital Stock shall thereafter be made. From and after the Effective Time, the holders of Certificates representing ownership of outstanding Capital Stock immediately prior to the Effective Time shall cease to have any rights with respect to such outstanding Capital Stock, except as provided for in this Agreement, including the right to receive the consideration as contemplated by Sections 1.7(a), 1.7(b) and this Section 1.10, upon the surrender of such Certificates, or by Applicable Law.

(v) Upon receipt by the Paying Agent of an Optionholder Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, (I), with respect to Optionholders who are not subject to any withholding Taxes as set forth on the Closing Allocation Schedule, such Optionholder shall be entitled to promptly receive (and in any event within two (2) Business Days after delivery of the completed Optionholder Letter of Transmittal) from the Paying Agent such Optionholder’s portion of the consideration that such holder has the right to receive as provided in Section 1.8(a) in respect of the Vested Options and the allocations set forth on the Closing Allocation Schedule; and (II) with respect to Optionholders who are subject to withholding Taxes as set forth on the Closing Allocation Schedule, the Paying Agent shall promptly deposit (and in any event within two (2) Business Days after delivery of the completed Optionholder Letter of Transmittal) with the Surviving Corporation the amount that equals such Optionholder’s portion of the consideration that such holder has the right to receive as provided in Section 1.8(a) in respect of the Vested Options and the allocations set forth on the Closing Allocation Schedule and such Optionholder shall receive such amount upon the next regularly scheduled payroll of the Surviving Corporation (such amount to be delivered to such Optionholder in accordance with Section 1.8(a)(i) net of all applicable withholding Taxes, which the amounts and jurisdictions of such withholding Tax shall be specified in reasonable detail on the Closing Allocation Schedule).

(vi) Upon receipt by the Paying Agent of a Warrantholder Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, such Warrantholder shall be entitled to promptly receive (and in any event within two (2) Business Days after delivery of the completed Warrantholder Letter of Transmittal) from the Paying Agent such Warrantholder’s portion of the consideration that such holder has the right to receive as provided in Section 1.9(a) in respect of the Warrants and the allocations set forth on the Closing Allocation Schedule.

(vii) To the extent permitted by Applicable Law, none of Buyer, Buyer Merger Sub, the Company, the Surviving Corporation nor the Paying Agent shall be liable to any Person in respect of any payments made from the Payment Fund and payable pursuant to Sections 1.7(a), 1.7(b), 1.8(a) and 1.9 properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates shall not have been surrendered immediately prior to the date that such unclaimed funds would otherwise become subject to any abandoned property, escheat or similar Law unclaimed funds payable with respect to such Certificates shall, to the extent permitted by Applicable Law, become the property of Surviving Corporation, but thereafter remaining subject to any and all claims or interest of any Person previously entitled thereto.

1.11 No Further Ownership Rights in Capital Stock. All amounts paid upon the surrender or exchange of shares of Capital Stock in accordance with the terms hereof will be deemed to have been paid in full satisfaction of all rights pertaining to such shares, and there will be no further registration of transfers on the records of the Surviving Corporation of shares of Capital Stock that were outstanding immediately prior to the Effective Time.

1.12 Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen, or destroyed, Buyer will pay or cause to be paid in exchange for such lost, stolen, or destroyed Certificate, upon the making of an affidavit of that fact by the holder thereof, such amounts as may be required pursuant to Sections 1.7(a) and 1.7(b) with respect to the number of shares of Preferred Stock or Common Stock represented by such Certificate, as applicable; provided, however, that Buyer may, in its discretion and as a condition precedent to the payment thereof, require the owner of such lost, stolen, or destroyed Certificate to provide reasonable and customary indemnification to Buyer and the Surviving Corporation in connection with any claims arising from the loss or contested ownership of such Certificate.

1.13 [Reserved].

1.14 Estimated Closing Balance Sheet. The Company has delivered to Buyer an estimated balance sheet of the Company as of the Closing (but without giving effect to the Transaction), a copy of which is attached hereto as Schedule 1.14 (the “Estimated Closing Balance Sheet”). The parties hereto have worked in good faith to make any necessary adjustments to such balance sheet such that it includes estimates that are reasonably acceptable to the parties as of the Closing.

1.15 Further Assurances. Each of the parties hereto from time to time after the Closing at the request of any other party hereto and without further consideration shall execute and deliver further instruments of transfer and assignment and take such other action as a party may reasonably require to more effectively transfer and assign to, and vest in, Buyer the Shares and all rights thereto.

1.16 Post-Closing Adjustment.

(a) Post-Closing Calculation of Closing Adjustment.

(i) Following the Closing, Buyer shall in good faith prepare or cause to be prepared an unaudited balance sheet of the Company as of the Closing (without giving effect to the Transaction) determined in accordance with GAAP and consistent with past practices of the Company (the “Closing Balance Sheet”), together with a statement of the Net Assets (the “Closing Net Asset Statement” and together with the Closing Balance Sheet, the “Closing Statements”). Buyer shall cause the Closing Statements to be delivered to the Stockholders’ Representative as soon as practicable following the Closing, but not later than forty five (45) days thereafter. The Stockholders’ Representative shall cooperate with and reasonably assist Buyer, and shall use commercially reasonable efforts to make available to Buyer any books, records or properties in its possession that Buyer reasonably requires in order to prepare and deliver the Closing Statements.

(ii) The Stockholders’ Representative shall have thirty (30) days following delivery of the Closing Statements (the “Objection Period”) to provide written notice to Buyer of any good faith objection to any portion of such Closing Statements (the “Objection Notice”), which Objection Notice shall set forth the basis of the objection with reasonable detail. During the Objection Period, the Stockholders’ Representative and its accountant will be permitted to examine the work papers and all other materials used or generated in connection with the preparation of such Closing Statements and such other documents as the Stockholders’ Representative may reasonably request in connection with the review of such Closing Statements.

(iii) Unless the Stockholders’ Representative delivers an Objection Notice before the expiration of the Objection Period, the Closing Statements shall be deemed to have been accepted and approved by the Stockholders’ Representative on behalf of all Stockholders and shall thereafter be final and binding upon the Stockholders and Buyer for purposes of any post-Closing adjustment pursuant to this Section 1.16. In addition, to the extent any portion of any of the Closing Statements shall not be expressly objected to in the Objection Notice, such matters shall be deemed to have been accepted and approved by the Stockholders’ Representative on behalf of all Stockholders and shall be final and binding upon the Stockholders and Buyer for purposes of any post-Closing adjustment pursuant to this Section 1.16 (except to the extent that an objection to a particular line item would result in changes to other line items). If the Stockholders’ Representative delivers an Objection Notice before the expiration of the Objection Period, then those aspects of the Closing Statements objected to in the Objection Notice shall not thereafter be final and binding until resolved in accordance with Section 1.16(b).

(iv) Subject to the provisions of Section 1.16(b)(ii), each party shall bear its own costs in relation to the preparation and review of the Closing Statements and no such costs shall be included in the calculation of the Closing Statements.

(b) Resolution of Objections.

(i) Following receipt of an Objection Notice, the Stockholders’ Representative and Buyer shall discuss in good faith the applicable objections set forth therein for a period of fifteen (15) days from such receipt and shall, during such period, attempt to resolve the matter or matters in dispute by mutual written agreement. If the parties reach such an agreement, such agreement shall be confirmed in writing and shall revise the applicable Closing Statements to reflect such agreement, which agreement shall thereafter be final and binding upon the Stockholders and Buyer for purposes of any post-closing adjustment pursuant to this Section 1.16.

(ii) If Buyer and the Stockholders’ Representative are unable to reach a mutual agreement in whole or in part in accordance with Section 1.16(b)(i) during the fifteen (15) day period referred to therein, then a mutually acceptable “Big Four” national accounting firm (the “Accounting Firm”) shall resolve those matters still in dispute with respect to the applicable Closing Statements. If Buyer and the Stockholders’ Representative are unable to agree on a mutually acceptable Accounting Firm within ten (10) days following the expiration of the fifteen (15) day period referred to in Section 1.16(b)(i), the Accounting Firm shall immediately be chosen by lot from among the “Big Four” national accounting firms, excluding any such firms that then provide or within the previous 12 months have provided any services to Buyer or the Stockholders’ Representative. In connection with engaging the Accounting Firm, Buyer and the Stockholders’ Representative agree, if requested by the Accounting Firm, to execute an engagement letter on terms reasonably satisfactory to Buyer and the Stockholders’ Representative. The Accounting Firm shall make a final and binding resolution of the disputes or disagreements between Buyer and the Stockholders’ Representative. The Accounting Firm shall be instructed that, in making its final and binding resolution, it must select a position with respect to the applicable Closing Statements that is either exactly the final position of Buyer (as set forth in the applicable Closing Statement) or the Stockholders’ Representative (as set forth in the Objection Notice) or between the final position of Buyer and the final position of the Stockholders’ Representative and that it must make its final and binding resolution within thirty (30) days of its selection. In any event, the Accounting Firm shall select such a position by applying the principles and methods set forth in this Agreement. No appeal from such determination shall be permitted. The costs and expenses for the services of the Accounting Firm (the “Accounting Firm Expenses”) shall be allocated between Buyer, on the one hand, and the Stockholders’ Representative, on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. Subject to the foregoing sentences regarding the allocation of the Accounting Firm Expenses, all other fees and expenses of the Stockholders’ Representative relating exclusively to matters described in this Section 1.16 shall be borne by the Stockholders, and all other fees and expenses of Buyer relating exclusively to matters described in this Section 1.16 shall be borne by Buyer. The Stockholders’ Representative and Buyer shall fully cooperate with each other and with the Accounting Firm to resolve any dispute.

(c) Net Asset Adjustment Amount.

(i) The Net Asset Adjustment Amount shall be calculated based upon the final calculation of the Net Assets as determined in Sections 1.16(a) and (b) and shall be calculated at the time the Closing Net Asset Statement becomes final and binding on the parties pursuant to Sections 1.16(a) and (b).

(ii) If the sum of the Net Asset Adjustment Amount as so calculated plus the Net Asset Escrow Deposit is a negative amount (the “Negative Difference”), then (A) the Stockholders’ Representative and Buyer shall deliver a joint instruction to the Escrow Agent to release the Net Asset Escrow Deposit to Buyer and (B) the Stockholders, severally and not jointly, and solely based on each Stockholder’s Pro Rata Share, shall pay to Buyer the absolute value of the Negative Difference.

(iii) If the sum of the Net Asset Adjustment Amount as so calculated plus the Net Asset Escrow Deposit is a positive amount (the “Positive Difference”), then (A) in the event the Positive Difference exceeds the Net Asset Escrow Deposit, (1) Buyer and the Stockholders’ Representative shall deliver a joint instruction to the Escrow Agent to release the Net Asset Escrow Deposit to the Stockholders based on their Pro Rata Share and (2) Buyer shall pay to the Stockholders, based on their respective Pro Rata Share, the amount by which the Positive Difference exceeds the Net Asset Escrow

Deposit or (B) in the event the Positive Difference is less than the Net Asset Escrow Deposit, Buyer and the Stockholders’ Representative shall deliver a joint instruction to the Escrow Agent (1) to release a portion of the Net Asset Escrow Deposit equal to the amount by which the Positive Difference is less than the Net Asset Escrow Deposit to Buyer and (2) to release the remainder of the Net Asset Escrow Deposit to the Stockholders, based on their respective Pro Rata Share (the amount of any such payment described in Sections 1.16(c)(ii) or (iii), the “Post-Closing Adjustment Payment”).

(iv) If the sum of the Net Asset Adjustment Amount as so calculated plus the Net Asset Escrow Deposit is zero, then the Post-Closing Adjustment Payment shall be zero and Buyer and the Stockholders’ Representative shall deliver a joint instruction to the Escrow Agent to release the Net Asset Escrow Deposit to Buyer.

Notwithstanding anything in this Agreement to the contrary, in the event all or a portion of the Net Asset Escrow Deposit is to be released to the Stockholders pursuant to this Section 1.16(c), the Stockholders’ Representative may deliver an instruction to Buyer and the Escrow Agent that all or any portion of such amount be delivered directly to the Stockholders’ Representative for purposes of satisfying indemnification obligations of the Stockholders as specified in Section 1.19 hereof.

(d) Payment. Any Post-Closing Adjustment Payment shall be paid promptly, but in no event later than ten (10) days following the determination of the amount of such Post-Closing Adjustment Payment, which payment shall be made in immediately available funds via wire transfer to an account designated in writing by the party entitled to receive such payment. Any payment due to the Stockholders pursuant to Section 1.16(c) shall be paid by Buyer to the Paying Agent for the benefit of the Stockholders, and the Paying Agent shall pay such amounts to the Stockholders in accordance with this Agreement. Any payment due from the Stockholders pursuant to Section 1.16(c)(ii)(B) shall first be satisfied from the Indemnification Escrow Deposit in accordance with the terms hereof and the Escrow Agreement.

1.17 Founder Holdback.

(a) Notwithstanding anything to the contrary in Section 1.7(b)(i), Buyer shall deposit the Founders’ Holdback Amount with the Escrow Agent pursuant to Section 1.10(a)(ii), which amount shall reduce each Founder’s receipt of Per Share CSE Closing Merger Consideration pursuant to Section 1.7(b)(i) by the amount indicated next to such Founder’s name on the Closing Allocation Schedule. Such amounts shall become due and payable to each Founder as follows: (I) one million dollars ($1,000,000) on the second (2nd) anniversary of the Closing Date provided the Founder is employed on such date by the Surviving Corporation, Buyer or a successor entity or Affiliate thereof and (II) two million dollars ($2,000,000) on the third (3rd) anniversary of the Closing Date provided the Founder is employed on such date by the Surviving Corporation, Buyer or a successor entity or Affiliate thereof; provided, however, that if (x) such Founder’s employment with the Surviving Corporation, Buyer or successor entity is terminated without “Cause”; (y) such Founder resigns from employment with the Surviving Corporation, Buyer or successor entity for “Good Reason”; or (z) Surviving Corporation, Buyer or a successor entity consummates a “Sale Event” transaction prior to the third (3rd) anniversary of the Closing Date and the Founder is employed on the date of such Sale Event, then all of the remaining unpaid portion of such Founder’s Holdback Amount shall be immediately due and payable to such Founder as of the date of such termination or transaction. For purposes of this Section 1.17, the terms “Cause”, “Good Reason” and “Sale Event” shall have the meanings given to such terms in the Monotype Imaging Holdings Inc. 2010 Inducement Stock Plan, as amended and in effect on the date hereof, a copy of which has been provided to each Founder.

(b) The parties hereto acknowledge and agree that the payment of any portion of the Founders’ Holdback Amount to the Founders is intended to be consideration for such Founder’s Capital Stock and not as compensation for services (or subject to withholding as such), and that as consideration, is intended to be treated as deferred contingent purchase price eligible for installment sale treatment under Section 453 of the Code and any corresponding provision of foreign, state or local law, as appropriate. No party shall take any Tax Return position inconsistent with such characterization, except to the extent required pursuant to a “determination” as defined in Section 1313(a) of the Code or any other similar settlement.

1.18 Withholding and Tax Consequences. Buyer, Buyer Merger Sub, the Company, the Surviving Corporation, the Escrow Agent and the Paying Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be withheld pursuant to Applicable Law. Notwithstanding anything to the contrary in this Agreement, to the extent that any such amounts are so deducted or withheld and remitted to the appropriate Taxing Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Buyer and its Affiliates make no representations or warranties to the Company or to any of the Stockholders, Optionholders or Warrantholder regarding the Tax treatment of the Transaction, or any of the Tax consequences to the Company or to any of the Stockholders, Optionholders or Warrantholder of this Agreement or the Transaction. The Company acknowledges that the Company, the Stockholders, Optionholders and Warrantholder are relying solely on their own Tax advisors in connection with this Agreement and the Transaction.

1.19 Stockholders’ Representative.

(a) In order to efficiently administer certain matters contemplated hereby following the Closing, including any actions that the Stockholders’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate in connection with the matters set forth in this Agreement, the Stockholders hereby designate Shareholder Representative Services LLC as the representative of the Stockholders. By voting in favor of the adoption of this Agreement, the approval of the principal terms of the Merger, and the consummation of the Merger or participating in the Merger and receiving the benefits thereof, including the right to receive the Closing Merger Consideration, the Stockholders hereby agree that the Stockholders’ Representative is hereby appointed and constituted the true and lawful attorney-in-fact of each Stockholder, with full power in the name of such Stockholder to act according to the terms of this Agreement and the Escrow Agreement and in general to do all things and to perform all acts including, without limitation, executing and delivering any agreements, amendments or instruments contemplated by or deemed advisable in connection with this Agreement or the Escrow Agreement, except with respect to rights specifically held by the Founders under the terms of this Agreement. Without limiting the generality of the foregoing, the Stockholders’ Representative shall have full authority to (i) execute, deliver, acknowledge and amend on behalf of the Stockholders any and all documents that the Stockholders’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate, (ii) take or refrain from taking any actions to resolve or settle all matters and disputes arising out of or related to this Agreement and the transactions contemplated hereby and (iii) engage attorneys, accountants and other advisors necessary or appropriate in the sole judgment of the Stockholders’ Representative (and at the expense of the Stockholders) for the accomplishment of the foregoing. Buyer shall be entitled to rely conclusively, and shall be protected in acting, or refraining from acting, upon any written notice, instruction, request or decision given or made by the Stockholders’ Representative as if such notice, instruction, request or decision had been given or made by all Stockholders, and no party shall have any cause of action against Buyer for any action or inaction in reliance upon any such notice, instruction, request or decision. All actions, decisions and instructions of the Stockholders’ Representative shall be conclusive and binding upon each of the Stockholders. No Stockholder shall have any cause of action against the Stockholders’ Representative for any action taken, decision made or instruction given by the Stockholders’ Representative under this Agreement. Without limiting the foregoing, the Stockholders’ Representative shall not have by reason of this Agreement a fiduciary relationship in respect of any Stockholder. The Stockholders’ Representative shall not be liable to any Stockholder for any action taken or omitted by it or any agent employed by it hereunder or under any other document entered into in connection herewith, except for actions constituting fraud or bad faith. The Stockholders’ Representative shall not be liable to the Stockholders for any apportionment or distribution of payments made by the Stockholders’ Representative in good faith, and if any such apportionment or distribution is subsequently determined to have been made in error the sole recourse of any Stockholder to whom payment was due, but not made, shall be to recover from other Stockholders any payment in excess of the amount to which they are determined to have been entitled. The Stockholders’ Representative shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement. Neither the Stockholders’ Representative nor any agent or advisor employed by it shall incur any liability to any Stockholder relating to the performance of its duties hereunder, except for actions or omissions constituting fraud or bad faith. The Stockholders do hereby agree to indemnify, defend and hold the Stockholders’ Representative harmless from and against, and to reimburse the Stockholders’ Representative for, any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Stockholders’ Representative’s execution and performance of this Agreement, the Escrow Agreement and the other Transaction Documents, including any future actions taken hereunder or thereunder in discharging its duties, or otherwise suffered or incurred as a result of the performance of such Stockholders’ Representative’s duties under this Agreement, the Escrow Agreement or the other Transaction Documents in each case as such Representative Loss is suffered or incurred. If not paid directly to the Stockholders’ Representative by the Stockholders, any such Representative Losses may be recovered by the Stockholders’ Representative from (i) the funds in the Stockholders’ Representative Expense Holdback Amount, and (ii) the amounts in the Net Asset Escrow Deposit and the Indemnification Escrow Deposit at such time as remaining amounts would otherwise be distributable to the Stockholders; provided, that while this section allows the

Stockholders’ Representative to be paid from the aforementioned sources of funds, this does not relieve the Stockholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred. In no event will the Stockholders’ Representative be required to advance its own funds on behalf of the Stockholders or otherwise. The Stockholders acknowledge and agree that the foregoing indemnities will survive the resignation or removal of the Stockholders’ Representative or the termination of this Agreement. The Stockholders will not receive any interest or earnings on the Stockholders’ Representative Expense Holdback Amount and irrevocably transfer and assign to the Stockholders’ Representative any ownership right that they may otherwise have had in any such interest or earnings. The Stockholders’ Representative will not be liable for any loss of principal of the Stockholders’ Representative Expense Holdback Amount other than as a result of its gross negligence or willful misconduct. The Stockholders’ Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. The Stockholders’ Representative shall use the Stockholders’ Representative Expense Holdback Amount for purposes of paying or reimbursing its out-of-pocket costs and expenses in discharging its duties hereunder or otherwise administering interests or former interests of the Stockholders in this Agreement and the Transactions and the Company (including amounts to which the Stockholders’ Representative is entitled to indemnification hereunder). The Stockholders’ Representative may additionally obtain amounts to be used pursuant to the foregoing sentence by requesting that the Escrow Agent release amounts constituting the Indemnification Escrow Deposit or the Net Asset Escrow Deposit only at such time as the remaining amount of either such escrow deposit would otherwise be distributable to the Stockholders. Any remaining amount of the Stockholders’ Representative Expense Holdback Amount (including any such funds obtained from the Indemnification Escrow Deposit and the Net Asset Escrow Deposit) shall be distributed to the Stockholders at such time as is determined by the Stockholders’ Representative, in a manner proportionate with their respective Pro Rata Share. For tax purposes, the Stockholders’ Representative Expense Holdback Amount will be treated as having been received and voluntarily set aside by the Stockholders at the time of Closing. This Section 1.19 does not prevent the Stockholders’ Representative from seeking any remedies available to it at law or otherwise. The Stockholders acknowledge and agree that all communications after the Closing with the Company, Buyer or any of their respective officers, directors, employees or agents with respect to matters arising under this Agreement, shall be made exclusively by the Stockholders’ Representative, except with respect to rights specifically held by the Founders under the terms of this Agreement. To ensure the protection of all confidential and proprietary information of the Company and Buyer, the Stockholders’ Representative shall not disclose any confidential information to the Stockholders with respect to the Business, the Company, Buyer or this Agreement after Closing without the prior written consent of Buyer; provided that, notwithstanding the foregoing, the Stockholders’ Representative shall be permitted to disclose information to the Advisory Group in connection with its services as the Stockholders’ Representative and to the Stockholders in connection with the defense of any Indemnification Claim. The Stockholders’ Representative hereby accepts such appointment. The Stockholders’ Representative may resign at any time.

(b) Certain Stockholders (the “Advisory Group”) have concurrently herewith entered into a letter agreement with the Stockholders’ Representative regarding direction to be provided by the Advisory Group to the Stockholders’ Representative. The Advisory Group shall incur no liability to the Stockholders for any liability incurred by the members of the Advisory Group while acting in good faith and arising out of or in connection with the acceptance or administration of their duties (it being understood that any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith), even if such act or omission constitutes negligence on the part of the Advisory Group or one of its members. This indemnification and exculpation shall survive the termination of this Agreement.

1.20 Tax Treatment of Indemnification Escrow Deposit. Except to the extent required by a determination within the meaning of Section 1313(a) of the Code or any other similar settlement, for U.S. federal income tax purposes, no party hereto shall file any Tax Returns inconsistent with the following characterizations: (a) the portion of the Indemnification Escrow Deposit allocable to Optionholders is not intended to be compensation or wages, or subject to withholding as such, unless and until such portion (or any part thereof) is distributed to the persons who held Vested Options immediately prior to the Effective Time and (b) the remaining portion of the Indemnification Escrow Deposit allocable to holders of Company Capital Stock and the Warrantholder is intended to be treated as deferred contingent purchase price eligible for installment sale treatment under Section 453 of the Code and any corresponding provision of non-U.S., state or local law, as appropriate. The parties also agree that, consistent with Proposed Treasury Regulation Section 1.468B-8 (as applicable), for U.S. federal income Tax reporting purposes, all interest or other income earned from the investment of the Indemnification Escrow Deposit or any portion thereof in any taxable year shall be reported as allocated to Buyer until the distribution of the Indemnification Escrow Deposit (or portions thereof) is determined.

2.	Representations and Warranties of the Company.

In order to induce Buyer and Buyer Merger Sub to enter into this Agreement and consummate the Transaction, the Company hereby makes to Buyer and Buyer Merger Sub the representations and warranties contained in this Section 2. Such representations and warranties are subject to the qualifications and exceptions set forth in the disclosure schedule delivered to Buyer pursuant to this Agreement (the “Disclosure Schedule”). With respect to the Disclosure Schedule, the disclosures made on any Schedule with respect to any representation or warranty shall be deemed to be made with respect to any other representation or warranty to the extent such disclosure is reasonably apparent to apply to such representation or warranty. References herein to the “knowledge” or “awareness” of the Company are deemed to mean the actual knowledge of the Founders after reasonable inquiry.

2.1 Organization and Corporate Power; Subsidiaries.

(a) Each Acquired Company is (i) duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its formation, and has full power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and (ii) duly qualified or licensed as a foreign corporation to do business, and is in good standing (if applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except those jurisdictions in which the failure to be so qualified, licensed or in good standing, individually or in the aggregate, would not be materially adverse to such Acquired

Company. Each Acquired Company has all required power and authority to carry on its business as presently conducted, to enter into and perform this Agreement and the agreements contemplated hereby to which it is a party and to carry out the Transaction. The copies of the certificate of incorporation and the bylaws (or other similar organizational documents) of each Acquired Company, as amended, have been made available to Buyer, are correct and complete as of the date hereof, and no Acquired Company is in violation of any term of such documents (collectively, the “Charter Documents”).

(b) Section 2.1(b) of the Disclosure Schedule contains a list of all the Subsidiaries of the Company. Except for the Subsidiaries, the Company does not own of record or beneficially, directly or indirectly, any equity securities of any other Person. Except as set forth on Section 2.1(b) of the Disclosure Schedule, all of the outstanding equity securities of each Subsidiary are owned beneficially and of record by the Company, in each case free and clear of any Claims (other than Permitted Claims). All outstanding equity securities of each Subsidiary are validly issued, fully paid and non-assessable. None of such equity securities was issued in violation of any preemptive rights held by the security holders of such Subsidiary. There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to equity securities of any Subsidiary or obligating any Subsidiary to issue or sell any equity securities in the Subsidiaries. There are no outstanding contractual obligations of the Subsidiaries to repurchase, redeem or otherwise acquire any shares or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the equity securities of the Subsidiaries.

2.2 Authorization.

(a) This Agreement and all agreements, documents and instruments executed and delivered by the Company pursuant hereto are valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar Laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law (the “Bankruptcy/Receivership Exception”). The execution, delivery and performance of this Agreement and all agreements, documents and instruments executed and delivered by the Company pursuant hereto and, subject to receipt of the Requisite Stockholder Approval, the consummation of the Merger have been duly authorized by all necessary corporate or other action of the Company.

(b) The Company Board has (i) determined that this Agreement, the other Transaction Documents and the Merger are fair to and in the best interests of the Company and its stockholders and (ii) resolved to recommend that the Company’s stockholders approve and adopt this Agreement, the Merger and the other transactions contemplated hereby. The affirmative votes of the holders comprising the Requisite Stockholder Approval are the only votes of the holders of any class or series of the Capital Stock necessary to approve and adopt this Agreement and the Merger.

(c) The Stockholder Consent, when executed and delivered will comprise the Requisite Stockholder Approval. The Stockholder Notices and Section 262 Notice, including all amendments and supplements thereto and all materials incorporated by reference therein, shall not contain any statement which, in light of the circumstances under which made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein not false or misleading in light of the circumstances under which made, in each case other than information supplied in writing by Buyer specifically for inclusion therein.

2.3 Non-Contravention. Except as set forth in Section 2.3 of the Disclosure Schedule, the execution and delivery of this Agreement and all agreements, documents and instruments executed and delivered by the Company pursuant hereto and the consummation of the Transactions do not and will not: (i) violate or result in a violation of, conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) or loss of benefit under, any provision of any Acquired Company’s Charter Documents (in each case as in effect on the date hereof); (ii) assuming the making of any filings or notifications as may be required under the HSR Act or any foreign antitrust, merger control, or competition laws, and the receipt of any approvals, consents, authorizations, clearances, or waiting period expirations or terminations as may be required under the HSR Act and any foreign antitrust, merger control, or competition laws, breach, violate, conflict with or result in a breach of, violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any Law applicable to any Acquired Company; (iii) require any Governmental Approval, or any notice to, declaration or filing with, or consent or approval of any Governmental Authority, other than (I) compliance with any applicable requirements of the HSR Act, (II) compliance with any applicable foreign antitrust, merger control or competition laws and (III) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; or (iv) violate or result in a violation of, or conflict with or constitute or result in a breach of, violation of or default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of any License, or any Material Contract, in each case to which any Acquired Company is a party or by which any Acquired Company or its assets are bound; provided, that in the case of clauses (ii) and (iv), for such results, breaches, violations, conflicts, defaults, accelerations or terminations that are not material.

2.4 Corporate Records. The record books of each Acquired Company accurately reflect in all material respects all corporate or other actions taken by its stockholders, board of directors and any committees thereof, as applicable. The copies of such records, as made available to Buyer, are true and complete copies in all material respects of the originals of such documents.

2.5 Capitalization.

(a) The authorized share capital of the Company consisted solely of (i) 30,000,000 shares of Common Stock, par value $0.0001 per share, of which 9,149,206 shares are issued and outstanding, and (ii) 15,095,250 shares of Preferred Stock, par value $0.0001 per share, of which (A) 2,455,520 shares have been designated Series A Preferred Stock, all of which are issued and outstanding, (B) 5,560,920 shares have been designated Series B Preferred Stock, all of which are issued and outstanding and (C) 7,078,810 shares have been designated Series C

Preferred Stock, all of which are issued and outstanding. Section 2.5(a) of the Disclosure Schedule sets forth an accurate and complete list as of the date hereof of the holders of all of the issued and outstanding Shares and the class and number of Shares owned of record by each such holder.

(b) The Shares have been duly authorized and validly issued, are fully paid and non-assessable.

(c) The Shares were offered, issued, sold and delivered in compliance with applicable federal and state securities laws.

(d) The rights, preferences and other provisions relating to the Shares are as set forth in the Company’s Charter Documents (as in effect as of the date hereof).

(e) As of the date hereof, the Allocation Schedule is, and as of the Closing, the Closing Allocation Schedule will be, accurate, correct and complete in all respects, and it reflects an allocation of the Purchase Price that is in all respects consistent with, and determined in accordance with, the applicable provisions of the Company’s Charter Documents.

(f) Except as set forth on Section 2.5(f) of the Disclosure Schedule, there are no outstanding subscriptions, options, warrants, agreements, arrangements or commitments of any kind by the Company, and to the knowledge of the Company by any securityholder, relating to the issuance or sale of, or outstanding securities convertible into or exercisable or exchangeable for, any shares of capital stock of any class or other equity interests of the Company. Except as set forth on Section 2.5(f) of the Disclosure Schedule, the Company has no obligation to purchase, redeem, or otherwise acquire any of its share capital or other equity interests or any interests therein, and the Company has never redeemed any shares of its share capital or other equity interests.

(g) Except as set forth on Section 2.5(g) of the Disclosure Schedule, the Stockholder Agreements and the Company’s Charter Documents, there are (i) no preemptive rights, rights of first refusal, put or call rights or obligations or anti-dilution rights with respect to the issuance, sale or redemption of the Company’s share capital or other equity interests or any interests therein other than rights of the Stockholders that will either be transferred to Buyer or waived and released at the Closing, (ii) no rights to have the Company’s share capital or other equity registered for sale to the public in connection with the laws of any jurisdiction, and (iii) no documents, instruments or agreements relating to the voting of the Company’s voting securities or restrictions on the transfer of the Company’s shares or other equity interests, in each case between the Company and any holder of its securities, or, to the knowledge of the Company, among any holders of its securities.

2.6 Financial Statements. Attached hereto as Section 2.6 of the Disclosure Schedule are copies of (i) the audited consolidated balance sheet of the Acquired Companies as of December 31, 2015 and the related audited consolidated statements of income, stockholders’ equity and cash flows of the Acquired Companies for the year ended December 31, 2015, (ii) the unaudited consolidated balance sheet of the Acquired Companies for the 5-month period ended May 31, 2016 (the “Balance Sheet”) and the related unaudited consolidated statements of income, stockholders’ equity and cash flows of the Acquired Companies for the 5-month period ended May 31, 2016 (collectively, the “Financial Statements”). The Financial Statements were prepared in accordance with GAAP consistently applied (except that the unaudited portion of the Financial Statements do not contain all of the required footnotes and are not subject to normal year-end adjustments, provided such adjustments are not, individually or in the aggregate, material) and present fairly in all material respects the financial condition of the Acquired Companies as of the dates thereof and the results of operations of the Acquired Companies for the periods shown therein, subject, in the case of the portion of the Financial Statements at and for the period ended May 31, 2016, to year-end adjustments. The Acquired Companies maintain a system of accounting established and administered that provides commercially reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP.

2.7 Absence of Undisclosed Liabilities. The Acquired Companies do not have any liabilities or obligations of any nature, whether accrued, absolute, contingent, asserted, unasserted or otherwise that would be required to be reflected on a balance sheet of the Company prepared in accordance with GAAP, except liabilities or obligations (i) reflected or adequately reserved against in the Balance Sheet, (ii) incurred as a result of or arising out of the Transaction, (iii) incurred in the Ordinary Course of Business since the date of the Balance Sheet or (iv) contractual and other liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet.

2.8 Absence of Certain Developments. Since the date of the Balance Sheet, each Acquired Company has conducted the Business only in the ordinary course consistent with past practice and there has not been:

(a) any amendment of any Acquired Company’s Charter Documents;

(b) any Claim placed on any of the properties of any Acquired Company, other than Permitted Claims;

(c) any purchase, sale or other disposition, or any agreement or other arrangement for the purchase, sale or other disposition, of any properties or assets by the Acquired Companies, including any of their Intellectual Property Assets, involving the payment or receipt of more than $50,000 other than in the Ordinary Course of Business;

(d) any damage, destruction or loss of any material property, whether or not covered by insurance;

(e) any declaration, setting aside or payment of any dividend by any Acquired Company, or the making of any other distribution in respect of the share capital or other equity interest of any Acquired Company, any direct or indirect redemption, purchase or other acquisition by any Acquired Company of its own share capital or equity interests (other than repurchases of stock in accordance with the Company Stock Option Plan or applicable Contracts in connection with the termination of service of employees or other service providers); or any bonus payments made to any officers, managers or employees of any Acquired Company outside the Ordinary Course of Business or pursuant to the transactions contemplated by this Agreement;

(f) any claim of unfair labor practices involving any Acquired Company, or, except as contemplated by this Agreement, the Transaction Documents and as required by written contractual agreements in effect as of the date hereof, any material change in the base salary or wage payable or to become payable by any Acquired Company to any of its officers, managers or employees, or any bonus arrangements extending to periods after the Closing Date made to or with any of such officers, managers or employees or any establishment or creation of any employment, deferred compensation or severance arrangement or employee benefit plan with respect to such Persons, or the amendment of any of the foregoing, with the exception of offer letters for at-will employment and employment contracts for employees who reside in France, Germany and the United Kingdom;

(g) any resignation, termination or removal of any officer or key employee of any Acquired Company or material loss of personnel of any Acquired Company or material change in the terms and conditions of the employment of any Acquired Company’s officers, managers or key personnel;

(h) any payment or discharge of a lien or liability of the Acquired Companies that was not shown on the Balance Sheet or incurred in the Ordinary Course of Business thereafter;

(i) any contingent liability incurred by the Company as guarantor or otherwise with respect to the obligations of others or any cancellation of any material debt or claim owing to, or waiver of any material right of, any Acquired Company, including any write-off or compromise of any accounts receivable, other than in the Ordinary Course of Business;

(j) except for the indemnification rights reflected in the Acquired Companies’ Charter Documents, any obligation or liability incurred by any Acquired Company to any of its officers, managers, directors, stockholders, members or employees, or any loans or advances made by any Acquired Company to any of its officers, managers, directors, stockholders, members or employees, except normal compensation and expense allowances payable to officers, managers or employees in the Ordinary Course of Business;

(k) the incurrence of any long-term indebtedness for borrowed money, whether through the assumption or guarantee of obligations of any other Person or otherwise;

(l) any material change in accounting methods or practices of any Acquired Company, other than write-downs or write-offs as required by GAAP or in the Ordinary Course of Business;

(m) any initial Tax election, any change to any Tax election or any method of accounting methods for Tax purposes, any filing of an amended Tax Return, any settlement or other compromise of any Tax liability, claim or assessment, or agreement to an extension or waiver of the statute of limitations with respect to the assessment or determination of any amount of Taxes, any closing agreement with respect to any Tax or the surrender of any right to claim a Tax refund;

(n) any loss, or to the knowledge of the Company, any development that would reasonably be expected to result in a loss, of any Significant Suppliers or any Significant Customers of any Acquired Company;

(o) any amendment, modification, renewal or termination of, or waiver of any material right under, any Material Contract to which any Acquired Company is a party or by which it is bound, other than in the Ordinary Course of Business;

(p) any new arrangements (other than those entered into in the Ordinary Course of Business) relating to any royalty or similar payment based on the revenues, profits or sales volume of the Acquired Companies as a whole, whether as part of the terms of any Acquired Company’s share capital or other equity interests or by any separate agreement;

(q) any transaction or agreement involving fixed price terms or fixed volume arrangements other than in the Ordinary Course of Business;

(r) any material change in the assets, liabilities, condition (financial or otherwise), properties, business or operations of the Acquired Companies that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(s) any acceleration of customer renewal periods or offering of incentives to customers to renew their agreements with any Acquired Company outside the Ordinary Course of Business; or

(t) any agreement or understanding whether in writing or otherwise, for the Acquired Companies to take any of the actions specified in clauses (a) through (s) above.

2.9 Accounts Receivable; Accounts Payable.

(a) Since the date of the Balance Sheet, each Acquired Company has collected its accounts receivable in the ordinary course of its business and in a manner which is consistent with its past practices and has not accelerated any such collections. Except as set forth in Section 2.9 of the Disclosure Schedule, to the Company’s knowledge, no Acquired Company has any accounts receivable or loans receivable from any Person that is an Affiliate of any of its directors, officers or employees.

(b) No account payable or note payable of any Acquired Company is delinquent in its payment. Since the date of the Balance Sheet, no Acquired Company has paid its accounts payable outside the Ordinary Course of Business or in a manner which is not consistent with its past practices. Except as set forth in Section 2.9(b) of the Disclosure Schedule, to the Company’s knowledge, no Acquired Company has any account payable to any Person that is an Affiliate of any of its directors, officers or employees, other than in the Ordinary Course of Business.

2.10 Transactions with Affiliates. Except as set forth in Section 2.10, of the Disclosure Schedule, to the knowledge of the Company, no employee, officer or director of the Acquired Companies (a “Related Party”): (i) owns, directly or indirectly, any equity or other financial or voting interest in any material supplier, licensor, lessor, distributor, independent contractor or customer of the Acquired Companies; (ii) owns, directly or indirectly, or has any interest in any property (real or personal, or tangible) that an Acquired Company uses in its business; or (iii) has any financial interest in any transaction with an Acquired Company or involving any tangible asset or property of an Acquired Company, in each case other than transactions in connection with a Related Party’s employment with the Acquired Companies, a Related Party’s ownership of stock in publicly traded companies provided such ownership does not exceed five percent (5%) of any such publicly traded company and, with respect to a director appointed by a venture capital, private equity or similar pooled investment vehicle, any portfolio companies of such investment vehicles.

2.11 Title to Properties.

(a) Title to Properties. The Acquired Companies have valid title to or a valid leasehold interest in their respective tangible properties and assets reflected on the Balance Sheet or acquired by them since the date of the Balance Sheet (other than properties and assets disposed of in the ordinary course of business since the date of the Balance Sheet), and all such properties and assets are free and clear of Claims, except for Permitted Claims. To the knowledge of the Company, there are no condemnation, environmental, zoning or other land use regulation Actions pending that would materially adversely affect the use or operation of the Acquired Companies’ tangible properties and assets for their respective intended uses and purposes, or the value of such properties, and no Acquired Company received written notice of any special assessment proceedings which would affect such properties and assets. All tangible assets owned or leased by the Acquired Companies have been maintained in all material respects in accordance with generally accepted industry practice and are in all material respects in good operating condition and repair, ordinary wear and tear excepted.

(b) Leasehold Interests. None of the Acquired Companies have any Owned Real Property. Section 2.11(b) of the Disclosure Schedules sets forth a true and complete list of all Leased Real Property. Each Acquired Company has valid and binding leasehold title to all Leased Real Property purported to be leased by such Acquired Company, in each case, free and clear of all Claims, except Permitted Claims. To Company’s knowledge, no parcel of Leased Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefore, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed. All leases of Leased Real Property and all amendments and modifications thereto are in full force and effect, and there exists no default under any such lease by any Acquired Company or, to the knowledge of the Company, any other party thereto, nor any event which, with notice or lapse of time or both, would constitute a material default thereunder by an Acquired Company or, to the knowledge of the Company, any other party thereto. All structures on Leased Real Property are adequately maintained and are in good operating condition and repair, ordinary wear and tear excepted, for the requirements of the business of the Acquired Companies as currently conducted.

2.12 Taxes.

(a) The Acquired Companies have timely (taking into account any applicable extensions) and properly filed all Tax Returns required to be filed under Applicable Law, and all such Tax Returns were correct and complete in all material respects and were prepared in substantial compliance with Applicable Law. The Acquired Companies have timely paid or caused to be paid all Taxes due and owing (whether or not shown on any Tax Return) through the date hereof whether disputed or not. The reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet (rather than in any notes thereto) is sufficient as of its date for the payment of any accrued and unpaid Taxes of the Acquired Companies and since the date of the Balance Sheet the Acquired Companies have not incurred Taxes other than in the ordinary course of its business consistent with past practice. There are no liens for Taxes (other than Taxes (i) not yet due and payable or (ii) being contested in good faith through appropriate proceedings and for which appropriate reserves on the Financial Statements have been made in accordance with GAAP and are further disclosed on Section 2.12(a) of the Disclosure Schedule) upon any of the assets of the Acquired Companies. No claim has ever been made by a Taxing Authority in a jurisdiction where the Acquired Companies do not file Tax Returns that any Acquired Company is or may be subject to taxation by that jurisdiction.

(b) The Company has made available to Buyer correct and complete copies of all income and other material Tax Returns, examination reports, and statements of deficiencies filed by, assessed against, or agreed to by the Acquired Companies for any taxable period ending after December 31, 2010. The Acquired Companies have not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax payment, assessment, deficiency, collection or filing (other than customary extensions to file annual income Tax Returns).

(c) (i) No Acquired Company has received notice of any audit of or any proposed deficiencies from the Internal Revenue Service (the “IRS”) or any other Taxing Authority; (ii) there are in effect no waivers of applicable statutes of limitations with respect to any Taxes owed by any Acquired Company for any Taxable year; (iii) neither the IRS nor any other Taxing Authority is now asserting against any Acquired Company any deficiency or claim for additional Taxes; and (iv) no Acquired Company has been a member of an affiliated group of corporations within the meaning of Section 1504(a) of the Code filing a combined U.S. federal income Tax Return nor does any Acquired Company have any liability for Taxes of any other Person (other than the applicable Acquired Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of foreign, state or local law) or otherwise.

(d) The Company is not and has not been a United States real property holding corporation within the meaning of Section 897 of the Code. No Acquired Company is a party to any Tax allocation, Tax indemnification or Tax sharing arrangement. The Company is not a party to any contract, agreement, plan or arrangement covering any employee or former employee thereof, that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code.

(e) No Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (ii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) in connection with a transaction consummated on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; (v) election under Section 108(i) of the Code made on or prior to the Closing Date; (vi) change in method of accounting for a taxable period ending on or prior to the Closing Date or adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or foreign Law) as a result of transactions consummated on or prior to the Closing Date; (vii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date or (viii) the application of Section 952(c)(2) of the Code or the application of Section 951 of the Code with respect to income earned or recognized or payments received prior to the Closing.

(f) Each Acquired Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other third party, and all forms or Tax Returns required with respect thereto have been properly completed and timely filed.

(g) No Acquired Company has distributed stock of another entity, or has had its stock distributed by another entity, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(h) No Acquired Company is a party to or a member of any joint venture, partnership, limited liability company, trust or other arrangement or contract which is treated as a partnership for Tax purposes.

(i) No Acquired Company has engaged in any “reportable transaction” as defined in Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b) or any analogous provision of state, local or foreign Law.

(j) The Company has made available to Buyer copies of all private letter rulings, determination letters, closing agreements and other material correspondence issued by or received from the IRS or any other Taxing Authority for any Acquired Company.

(k) Either (i) none of the Shares are subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code, or (ii) each Stockholder made a timely and effective election pursuant to Section 83(b) of the Code with respect to its receipt of any Shares that are subject to a substantial risk of forfeiture and the Company, as applicable, has received from each Stockholder a copy of such election and the Company has made available to Buyer a copy of such election.

(l) Except as disclosed in Section 2.12(l) of the Disclosure Schedule, each Acquired Company is and has always been treated as a C corporation for U.S. federal income tax purposes. No Acquired Company (A) has, or has ever had, a permanent establishment in any country other than the country in which it is organized and resident, (B) has engaged in a trade or business in any country other than the country in which it is organized and resident that subjected it to Tax in such country, or (C) is, or has ever been, subject to Tax in a jurisdiction outside the country in which it is organized and resident.

(m) Each Acquired Company uses the accrual method of accounting for Tax purposes.

(n) No Acquired Company is or has been a party to a transaction or Contract that is in conflict with the Tax rules on transfer pricing in any relevant jurisdiction. All applicable transfer pricing rules have been materially complied with, and all material documentation required by all relevant transfer pricing Laws has been timely prepared by the Acquired Companies. No Acquired Company is or has ever been the beneficiary of any Tax exemption of Tax holiday.

(o) No Acquired Company that is organized under the laws of a country other than the United States (A) has any material amounts of income which could constitute subpart F income within the meaning of Section 952 of the Code, (B) is a passive foreign investment company within the meaning of Section 1297 of the Code, (C) is a surrogate foreign corporation within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code, or (D) has elected under Section 897(i) of the Code to be treated as a domestic corporation.

2.13 Certain Contracts and Arrangements. Except as set forth in Section 2.13 of the Disclosure Schedule, no Acquired Company is a party or subject to or bound by any Contract as involving:

(a) the potential commitment or payment by the Acquired Company in excess of $50,000 in any calendar year, other than in the Ordinary Course of Business;

(b) Contracts with Significant Customers and Significant Suppliers;

(c) Contract with any supplier that provides for payments by an Acquired Company in excess of $50,000 per annum, that cannot be terminated by such Acquired Company after the Closing in accordance with its terms upon not more than thirty (30) days’ notice without penalty or cost and that contain any provision permitting any party other than the applicable Acquired Company to renegotiate the price or other terms, or containing any payback or other similar provision, upon the occurrence of a failure by such Acquired Company to meet its obligations under the Contract when due;

(d) any Contract covenants directly or explicitly limiting in any respect the freedom of the Acquired Company to compete in any line of business or with any person or entity, other than in the Ordinary Course of Business;

(e) any Contract relating to the licensing, distribution, development, purchase or sale of any of its Intellectual Property Assets involving a potential commitment or payment by the Acquired Company in excess of $50,000 in any calendar year, other than in the Ordinary Course of Business;

(f) any indenture, mortgage, promissory note, loan agreement, guaranty or other agreement or commitment for borrowing or any pledge or security arrangement;

(g) any share redemption or purchase agreements or other agreements affecting or relating to the share capital of the Acquired Company (other than repurchases of stock in accordance with the Company Stock Option Plan or applicable Contracts in connection with the termination of service of employees or other service providers);

(h) any pension, profit sharing, retirement or share option plans;

(i) any royalty, dividend, distribution or similar arrangement based on the revenues or profits of the Acquired Company as a whole;

(j) any joint venture, partnership, manufacturer, development or supply agreement or other agreement which involves a sharing of revenues, profits, losses, costs or liabilities by the Acquired Company as a whole with any other Person or the payment of commissions by the Acquired Company, in each case, in excess of $50,000 in any calendar year;

(k) any acquisition, merger or similar agreement;

(l) any (i) collective bargaining agreement or other agreement with any labor union or other employee representative of a group of employees or (ii) employee agreement providing for any single- or double-trigger acceleration or termination payments (other than award agreements issued pursuant to the Company Stock Option Plan);

(m) any contract with any Governmental Authority, including any quasi-governmental entity; or

(n) any power of attorney.

All such Contracts (each, a “Material Contract”) are valid and are in full force and effect and constitute legal, valid and binding obligations of the applicable Acquired Company and, to the knowledge of the Company, of the other parties thereto, and are enforceable against the applicable Acquired Company in accordance with their respective terms, subject to the Bankruptcy/Receivership Exception. The Company does not have knowledge of any notice or written threat to terminate any Material Contract. No Acquired Company nor, to the knowledge of the Company, any other party is in default in complying with any provisions of any Material Contract, and, to the knowledge of the Company, no condition or event or fact exists which, with notice, lapse of time or both, could constitute a default thereunder on the part of the applicable Acquired Company.

2.14 Intellectual Property. Section 2.14 of the Disclosure Schedule contains a complete and accurate list of all (i) Patents owned by each Acquired Company (“Company Patents”), if any, (ii) registered and material unregistered Marks owned by each Acquired Company (“Company Marks”), (iii) registered Copyrights owned by each Acquired Company (“Company Copyrights”), if any, (iv) domain names and URLs owned by each Acquired Company, and (v) all of the Products designed, manufactured, marketed, performed, licensed, sold and/or distributed by each Acquired Company. Except as set forth on Section 2.14 of the Disclosure Schedule:

(a) to the knowledge of the Company, each Acquired Company exclusively owns or possesses adequate and enforceable rights to use all of the Intellectual Property Assets owned by such Acquired Company, free and clear of all Claims (other than Permitted Claims);

(b) (i) to the knowledge of the Company, all Intellectual Property Assets owned by each Acquired Company are valid and enforceable, and (ii) all Company Patents, Company Marks and Company Copyrights that have been issued by registered, or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or in any similar office or agency anywhere in the world are valid, enforceable, and currently in compliance with formal legal requirements (including without limitation, as applicable, payment of filing, examination and maintenance fees, proofs of working or use, timely post-registration filing of affidavits of use and incontestability and renewal applications);

(c) there are no pending claims, or, to the knowledge of the Company, claims threatened in writing against any Acquired Company or any of its employees alleging that any of the operation of the Business or manufacture, sale and/or use of any Product infringes or violates (or in the past infringed or violated) the rights of others in or to any Intellectual Property Assets (“Third-Party IP Assets”) or constitutes a misappropriation of (or in the past constituted a misappropriation of) any Intellectual Property Assets of any person or entity or that any of the Intellectual Property Assets owned by such Acquired Company are invalid or unenforceable;

(d) to the knowledge of the Company, neither the operation of the Business nor the manufacture, use and/or sale of any Product infringes on, violates, or constitutes a misappropriation of (or in the past infringed on, violated or constituted a misappropriate of) any Third-Party IP Asset;

(e) except as expressly described in Section 2.14(e) of the Disclosure Schedule, all of the Products (other than commercially available, off-the-shelf software and Open Source Software) have been created and developed solely by former or current employees, consultants or contractors of any Acquired Company;

(f) all former and current employees, consultants and contractors, of each Acquired Company have executed written instruments with the Company that assign to the Company all rights, title and interest in and to the Intellectual Property Assets created or developed by such employee, consultant or contractor within the scope of or during their services for such Acquired Company, and in each case where a Company Patent is held by any Acquired Company by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office and all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued;

(g) to the knowledge of the Company, (A) there is no, nor has there been any, infringement or violation by any Person of any of the Company Intellectual Property Assets or any Acquired Company’s rights therein or thereto and (B) there is no, nor has there been any, misappropriation by any Person of any of the Intellectual Property Assets owned by any Acquired Company;

(h) each Acquired Company has taken all reasonable security measures in accordance with normal industry practice to protect the secrecy, confidentiality and value of all Trade Secrets owned by the Acquired Company or used or held for use by the Acquired Company in the Business and, to the knowledge of the Company, no Acquired Company has disclosed any Company Trade Secret to customers or potential customers without first executing a written confidentiality and non-disclosure agreement with terms reasonably consistent with the Company’s standard form provided to Buyer for review;

(i) no Acquired Company has directly or indirectly granted any rights, licenses or interests in the source code of the Products;

(j) no Acquired Company has received any written complaint from a customer alleging that the Products do not materially perform in accordance with any warranty that such Acquired Company has made in writing to its customers;

(k) No Acquired Company has received any written complaints alleging that the Products contain any “viruses”, “worms”, “time-bombs”, “key-locks”, or any other devices created that could disrupt or interfere with the operation of the Products or equipment upon which the Products operate, or the integrity of the data, information or signals the Products produce in a manner materially adverse to the Acquired Company or any customer, licensee or recipient; and

(l) the Products do not contain, incorporate, link or call to or otherwise use any software (in source or object code form) licensed from another party under a license commonly referred to as an open source, free software, copyleft or community source code license (including but not limited to any library or code licensed under the GNU General Public License, GNU Lesser General Public License or any other license arrangement approved as an “open source” license by the Open Source Initiative and listed at http://www.opensource.org/licenses) (collectively, “Open Source Software”) in a manner that would obligate Company to make available, offer or deliver any source code of Product or component thereof (other than such Open Source Software) to any third party.

2.15 Litigation. There is no claim, legal action, counter claim, suit, arbitration, litigation or other governmental or administrative proceeding or, to the knowledge of the Company, investigation (i) pending or, (ii) to the knowledge of the Company, (x) threatened in writing against any Acquired Company or affecting the properties or assets of such Acquired Company, or (y) as to matters related to any Acquired Company, against any officer, manager, director, member, stockholder or key employee of such Acquired Company in their respective capacities in such positions. Section 2.15 of the Disclosure Schedule includes a description of all such litigation, claims, legal actions, counterclaims, suits, arbitrations, proceedings or, to the knowledge of the Company, investigations involving each Acquired Company or, to the knowledge of the Company, any of their respective officers, managers, directors, members, stockholders or key employees in connection with the Business occurring, arising or existing during the past three (3) years. No Acquired Company has ever entered into or been subject to any judgment, consent decree, compliance order or administrative order of any Governmental Authority with respect to any aspect of the business, affairs, properties or assets of such Acquired Company that materially impacts the Acquired Company’s business as currently conducted. No Acquired Company nor, to the knowledge of the Company, any officer, director,

Stockholder or key employee of any Acquired Company, in their respective capacities in such positions, has received or been the subject of any legal demand letter, administrative inquiry or formal or informal complaint or legal claim from, or under the jurisdiction of, any Governmental Authority or other third party that include any allegations alleging any violation of any order or judgment of the Governmental Authority or any improper business practice of the Acquired Company.

2.16 Labor Matters.

(a) Section 2.16(a) of the Disclosure Schedule contains a complete and accurate list of all employees as of the date of this Agreement, setting forth for each employee his or her position or title, whether classified as exempt or non-exempt for wage and hour purposes, whether paid on a salary, hourly or commission basis and the actual annual base salary or rates of compensation, bonus potential, date of hire, business location and status (i.e., active or inactive). All information contained in Section 2.16(a) of the Disclosure Schedule is accurately reflected and registered in the books and registries of each of the respective Acquired Companies as required by Applicable Law in all material respects. To the knowledge of the Company, registered labor and social security information has always reflected the actual situation of such employees, especially concerning starting date of rendering of services and registered salary. Other than the employees listed on Section 2.16(a) of the Disclosure Schedule none of the Acquired Companies has any other personnel employed, and no other individual has the right to be deemed an employee of the Acquired Companies. The Acquired Companies possess complete and accurate records relating to the employment and employment history of each employee, including documents relating to bonuses, commissions, benefits, perquisites, accrued bonuses, accrued sick leave, accrued severance payments, accrued pension benefits, accrued vacation benefits, and any litigation involving such employee and the respective Acquired Company. None of the Acquired Companies is or has been subject to any action nor has any claim been asserted which is currently pending, seeking to declare that a de facto labor contract exists between any Acquired Company and any individuals that perform services under temporary services schemes, rendering of services schemes or any other schemes under which any Acquired Company has engaged or contracted a third party to provide personnel to be used in its business or to outsource services, or between the Acquired Company and any employee of any such third party. Other than as set forth on Section 2.16(a) of the Disclosure Schedule, the Acquired Companies do not have any other current officer or employee who has access to confidential information. Section 2.16(a) of the Disclosure Schedule also contains a complete and accurate list of all of the independent contractors, consultants, temporary employees, leased employees or other agents employed or used by the Company and classified by the Company as other than employees or compensated other than through wages paid by the Company through the Company’s payroll department and reported on a form W-4 (“Contingent Workers”), showing for each Contingent Worker such individual’s role in the business and fee or compensation arrangements. Other than as set forth on Section 2.16(a) of the Disclosure Schedule, the Acquired Companies do not have any other current officer, employee or consultant who has access to confidential information. No officer or employee of the Acquired Companies has advised any of the Acquired Companies (orally or in writing) that he intends to terminate employment with such Acquired Company.

(b) The Acquired Companies are not subject to any pending arbitration, lawsuit or administrative proceeding pertaining to any of its employees.

(c) The Acquired Companies have complied in all material respects with all Applicable Laws relating to the employment of labor, including provisions relating to wages, hours, equal opportunity, collective bargaining and the payment of Social Security and other Taxes.

(d) No Acquired Company is a party to, or otherwise bound by, any labor or collective bargaining Contract that pertains to employees of the Acquired Companies. There is no, and since January 1, 2012 there has not been, any labor strike, picketing of any nature, labor dispute, slowdown or any other concerted interference with normal operations, stoppage or lockout pending or, to the knowledge of the Company, threatened against or affecting the business of the Acquired Companies.

(e) No unfair labor practice or labor charge or complaint is pending or, to the knowledge of the Company, threatened in writing with respect to any Acquired Company before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Authority.

(f) No Acquired Company is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. Since January 1, 2012, no Acquired Company has received any written notice of intent by any Governmental Authority responsible for the enforcement of labor or employment Laws to conduct an investigation relating to such Acquired Company and, to the knowledge of the Company, no such investigation is in progress.

(g) The Acquired Companies are not subject to any obligation to pay to their employees any salaries and/or wages other than the salaries and/or wages currently being paid, nor benefits in excess of those required or provided for by Applicable Law.

2.17 Licenses; Compliance with Laws. Section 2.17 of the Disclosure Schedule includes a correct and complete list of the Licenses. The Company made available to Buyer correct and complete copies of all Licenses listed on Section 2.17 of the Disclosure Schedule (including any amendments and other modifications thereto). All Licenses listed on Section 2.17 of the Disclosure Schedule have been validly issued, and, as of the Closing, the applicable Acquired Company is the authorized legal holder thereof. To the knowledge of the Company, the Licenses listed on Section 2.17 of the Disclosure Schedule comprise all of the licenses, permits, and other authorizations required from any Governmental Authority for the lawful conduct of the Business. The Licenses are in full force and effect, and the conduct of the Business has occurred in accordance therewith in all material respects. To the knowledge of the Company, no License is subject to termination as a result of the execution of this Agreement or the other Transaction Documents or the consummation of the Transaction. Each Acquired Company is now and has heretofore been in compliance in all material respects with all Applicable Laws.

2.18 Employee Benefit Programs.

(a) Section 2.18 of the Disclosure Schedule sets forth a true, complete and correct list of every Company Employee Plan.

(b) Each Company Employee Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Company Employee Plan for any period for which such Company Employee Plan would not otherwise be covered by an IRS determination and, to the knowledge of the Company, no event or omission has occurred that would cause any such Company Employee Plan to lose such qualification.

(c) (i) Each Company Employee Plan is, and has been, operated in material compliance with applicable laws and regulations and is and has been administered in all material respects in accordance with applicable laws and regulations and with its terms. (ii) No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the knowledge of the Company, threatened with respect to any Company Employee Plan or any fiduciary or service provider thereof, and, to the knowledge of the Company, there is no reasonable basis for any such litigation or proceeding. (iii) All payments and/or contributions required to have been made with respect to all Company Employee Plans either have been made or have been accrued in accordance with the terms of the applicable Company Employee Plan and applicable law.

(d) No Company Employee Plan is a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any ERISA Affiliate could incur liability under Section 4063 or 4064 of ERISA or a plan maintained by more than one employer as described in Section 413(c) of the Code.

(e) Neither the Company nor any ERISA Affiliate has ever maintained any Company Employee Plan that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA or is a Multiemployer Plan and neither the Company nor any ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full.

(f) None of the Company Employee Plans provides health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law) and the Company has never promised to provide such post-termination benefits.

(g) (i) Each Company Employee Plan may be amended, terminated, or otherwise modified by the Company to the greatest extent permitted by applicable law, including the elimination of any and all future benefit accruals thereunder and no employee communications or provision of any Company Employee Plan has failed to effectively reserve the right of the Company or the ERISA Affiliate to so amend, terminate or otherwise modify such Company Employee Plan. (ii) Neither the Company nor any of its ERISA Affiliates has announced its intention to modify or terminate any Company Employee Plan or adopt any arrangement or program which, once established, would come within the definition of a Company Employee Plan. (iii) Each asset held under each Company Employee Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable liability other than ordinary administration expenses. (iv) No Company Employee Plan provides health or disability benefits that are not fully insured through an insurance contract.

(h) (i) The per share exercise price of each Option is no less than the fair market value of a share of Common Stock on the date of grant of such Option determined in a manner consistent with Section 409A of the Code. Each Company Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Company Employee Plan is, or to the knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code.

(i) Except as set forth on Schedule 2.18(i) of the Disclosure Schedule, no Company Employee Plan is subject to the laws of any jurisdiction outside the United States. With respect to each Company Employee Plan that is subject to the laws of a jurisdiction outside of the United States (a “Foreign Company Plan”), the fair market value of the assets of each funded Foreign Company Plan is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such Foreign Company Plan according to the actuarial assumptions and valuations most recently used to determined employer contributions to such Foreign Company Plan and the Transaction will not cause such assets or insurance obligations to be materially less than such benefit obligations.

(j) Neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company or any of its ERISA Affiliates; (ii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered); or (iii) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any employee, director or consultant of the Company or an ERISA Affiliate. Except as contemplated by the Transactions and disclosed to Buyer, none of the employees, directors and/or managers of any Acquired Company is entitled to any payment or benefit from any Acquired Company by virtue of the Transactions.

(k) There has not been any non-exempt prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, with respect to any Company Employee Plan that would reasonably be expected to result in a material liability to any Acquired Company.

(l) No tax under Section 4980B or 4980D of the Code has been incurred in respect of any Company Employee Plan that is a group health plan, as defined in Section 5000(b)(1) of the Code.

2.19 Insurance Coverage. Section 2.19 of the Disclosure Schedule contains an accurate listing of the insurance policies currently maintained by each Acquired Company as of the date hereof. There are as of the date hereof no claims pending against any Acquired Company under any insurance policies currently in effect and covering the property, business or employees of the Acquired Company, and all premiums due and payable with respect to the policies maintained by the Acquired Company have been paid to date. To the knowledge of the Company, as of the date hereof, there is no threatened termination of any such policies or arrangements.

2.20 Investment Banking; Brokerage. Except as disclosed on Section 2.20 of the Disclosure Schedule, there are no claims for investment banking fees, brokerage commissions, broker’s or finder’s fees or similar compensation in connection with the Transaction payable by the Company or based on any arrangement or agreement made by or on behalf of the Company.

2.21 Environmental Matters. Except as could not reasonably be expected to have a Material Adverse Effect:

(a) no hazardous waste, substance or material, and no oil, petroleum, petroleum product, asbestos, toxic substance, pollutant or contaminant, all as defined by and regulated under Applicable Laws or regulations (except for office and janitorial supplies) (collectively, “Hazardous Material”), has been generated, transported, used, handled, processed, disposed, stored or treated on any real property owned, leased or operated by any Acquired Company during such company’s ownership, lease or operation;

(b) no Hazardous Material has been spilled, released, discharged, disposed, or transported from any real property owned, leased or operated by any Acquired Company during such company’s ownership, lease or operation;

(c) each Acquired Company is, and at all times has been, in compliance in all material respects with all applicable environmental, health and safety laws, rules, ordinances, by-laws and regulations, and with all permits, registrations and approvals required under such laws, rules, ordinances, by-laws and regulations (collectively, “Environmental Laws”); and

(d) the Company is not aware of any fact or circumstance that could involve any Acquired Company in any litigation, or impose upon any Acquired Company any liability, arising under any Environmental Laws.

2.22 Significant Customers and Suppliers. Section 2.22 of the Disclosure Schedule sets forth, as of the date hereof, (a) a list of the Acquired Companies’ top 25 customers (on a consolidated basis) with respect to revenue (each a “Significant Customer”) and (b) a list of the Acquired Companies’ top 25 suppliers (on a consolidated basis) (by aggregate cost of purchases from such suppliers) (each a “Significant Supplier”), in each case for the fiscal year ended December 31, 2015. As of the date hereof, the Acquired Companies have not received any written notice from any Significant Customer to the effect that such Significant Customer will stop, materially decrease the rate of, or materially and adversely change the terms (whether related to payment, price or otherwise) with respect to, buying products or services from the Acquired Companies (whether as a result of the consummation of this Agreement, the Merger or otherwise). The Acquired Companies have not received any written notice from any Significant Supplier to the effect that such Significant Supplier will stop, materially decrease the rate of, or materially and adversely change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to the Acquired Companies (whether as a result of the consummation of this Agreement, the Merger or otherwise).

2.23 Illegal Payments; Anti-Corruption Laws.

(a) No Acquired Company, nor, to the knowledge of the Company, any Person affiliated with any Acquired Company has ever offered, made or received on behalf of any Acquired Company any illegal payment or contribution of any kind, directly or indirectly, including, without limitation, payments, gifts or gratuities, to any person, entity, or United States or foreign national, state or local government officials, employees or agents or candidates therefor or other persons.

(b) No Acquired Companies and their respective officers, directors, employees, nor, to the knowledge of the Company, any agents, sales representatives, consultants, distributors and other Persons acting on behalf of the Acquired Companies, as applicable, have not, directly or indirectly, taken any action that would cause any Acquired Company to be in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the UK Bribery Act, laws and regulations of other countries implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions 1997 or any similar Laws and regulations regarding corruption, bribery, ethical business conduct, or gifts, hospitalities or expense reimbursements to public officials and private persons which are applicable in countries where any of the Acquired Companies engages in business (the “Anti-Corruption Laws”).

(c) No Acquired Companies and their respective officers, directors and employees, nor, to the knowledge of the Company, any agents, sales representatives, consultants, distributors and other Persons acting on behalf of the Acquired Companies, as applicable, have, directly or indirectly, paid, provided, promised, offered or authorized the payment or provision of, (x) any corrupt payment, gratuity, emolument, bribe, kickback, excessive gift or hospitality or other illegal or unethical benefit or advantage to a customer or other third party or (y) any money, any gift or anything of value to a Foreign Official or Entity for purposes of corruptly obtaining or retaining business for or with, or directing business to, any Person, including any of the Acquired Companies, by (i) influencing any official act, decision or omission of such Foreign Official or Entity; (ii) inducing such Foreign Official or Entity to do or omit to do any act in violation of the lawful duty of such Foreign Official or Entity; (iii) securing any improper advantage; or (iv) inducing such Foreign Official or Entity to affect or influence any act or decision of another Foreign Official or Entity. A “Foreign Official or Entity” means (i) any officer, employee, agent, representative, department, agency, de facto official, corporate entity, instrumentality or subdivision of any government, military, state-owned or affiliated entity, or public international organization or (ii) any candidate for political office, any political party or any official of a political party.

(d) None of the Acquired Companies has accepted or received any unlawful contributions, kickbacks, payments, gifts or expenditures.

(e) There are no claims, complaints, charges, investigations, voluntary disclosures or Actions pending or, to the knowledge of the Company, expected or threatened in writing under the FCPA or any Anti-Corruption Laws.

(f) Each Acquired Company has complied at all times in all material respects with all Applicable Laws governing the exportation from the United States, and the re-exportation or transfer abroad, of all goods, services and technology, including without limitation the Export Administration Regulations of the U.S. Department of Commerce’s Bureau of Industry & Security and the economic sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control.

2.24 Export Control and Related Matters.

(a) Each of the Acquired Companies is in material compliance with all Export Control Laws, and to the knowledge of the Company, there are no potential violations of the Export Control Laws and any regulations issued thereunder in connection with any past, current or pending export transactions. For purposes of this Agreement, the term “Export Control Laws” shall mean all applicable U.S. Laws relating to the export or re-export of commodities, technologies or services including the Export Administration Act of 1979, 24 U.S.C. §§ 2401-2420, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-1706, the Trading with the Enemy Act, 50 U.S.C. §§ 1 et. seq., the Arms Export Control Act, 22 U.S.C. §§ 2778 and 2779, and the International Boycott Provisions of Section 999 of the Code.

(b) There are no material claims, complaints, charges, investigations, voluntary disclosures or Actions pending or, to the knowledge of the Company, expected or threatened under any Export Control Law.

(c) None of the Acquired Companies has received any correspondence, notice, request for information or administrative subpoena from a Governmental Entity regarding a potential violation of, or issue relating to, the Export Control Laws.

(d) The Acquired Companies have all necessary authority under the Export Control Laws and any regulations issued thereunder to conduct their current business operations, including: (i) all necessary licenses for any pending export transactions; (ii) all necessary licenses and clearances for the disclosure of information to foreign persons; and (iii) all necessary registrations with government agencies with authority to implement the Export Control Laws.

(e) None of the Acquired Companies has provided, sold to or otherwise transferred, without any required approval from the U.S. Government, products, software, technology or services, directly or indirectly, to (i) Cuba, Burma, Iran, North Korea, Sudan, Syria, or any other country against which the United States maintains economic sanctions or embargoes, (ii) any instrumentality, agent, entity, or individual that is acting on behalf of, or directly or indirectly owned or controlled by, any Governmental Entity of such countries, (iii) nationals of such countries or (iv) any organization, entity or individual appearing on a U.S. Government list of parties with whom companies are prohibited from transacting business including the Specially Designated Nationals List maintained by the U.S. Treasury Department’s Office of Foreign Assets Control.

(f) To the knowledge of the Company, none of the Acquired Companies is in violation, breach or default of any provision of any government contract or government subcontract requiring compliance, certification or status related to Export Control Laws or the export or re-export of commodities, technologies or services.

2.25 Anti-Money Laundering and Currency Exchange Laws.

(a) The operations of the Acquired Companies are and have been conducted at all times in material compliance with all applicable anti-money laundering Laws, and financial record keeping and reporting requirements of the jurisdictions where the Acquired Companies conduct business, including, without limitation, any applicable provision of Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (USA PATRIOT Act) of 2001 (Title III of Pub. L. 107-56), The Currency and Foreign Transactions Reporting Act (also known as the “Bank Secrecy Act”, 31 U .S.C. §§ 5311- 5330 and 12 U.S.C. §§ 1818(s), 1820(b) and 1951-1959), the United States Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956-1957), the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 20 10 (Pub L. No. 111-195), the Laws, regulations and Executive Orders administered by the United States Department of Treasury’s Office of Foreign Assets Control, any Law prohibiting or directed against terrorist activities or the financing of terrorist activities (e.g., 18 U.S.C. §§ 2339A and 2339B), and the rules and regulations thereunder and any related or similar Laws where the Acquired Companies operate (collectively, the “Anti-Money Laundering Laws”). Additionally, none of the Acquired Companies engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any Anti-Money Laundering Law. There are no Actions or inquiries by any Governmental Entity with respect to Anti-Money Laundering Laws, pending, or, to the knowledge of the Company, threatened against, relating to or involving any Acquired Company or any business or properties thereof.

(b) The operations of the Acquired Companies are and have been conducted at all times in material compliance with all applicable foreign currency exchange Laws of the jurisdictions where the Acquired Companies conduct business (collectively, the “Currency Exchange Laws”). Additionally, none of the Acquired Companies engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any Currency Exchange Law. There are no Actions (or any basis therefor) or inquiries by any Governmental Entity with respect to Currency Exchange Laws, pending, or, to the knowledge of the Company, threatened against, relating to or involving any Acquired Company or any business or properties thereof, and, to the knowledge of the Company, there are no facts or circumstances that would reasonably be expected to cause a claim, order or investigation by any Governmental Entity related to Currency Exchange Laws.

2.26 Privacy of Customer Information. To the Company’s knowledge, no Acquired Company has used and currently does not use any of the customer information that it has received or currently receives through its website or otherwise in an unlawful manner, or in a manner violative of the privacy rights of its customers under Applicable Law. To the Company’s knowledge, no Acquired Company has collected any customer information through its website or otherwise in an unlawful manner. Each Acquired Company has commercially reasonable security measures in place to protect the customer information it receives through its website or otherwise and which it stores in its computer systems from illegal use by third parties.

2.27 Bank Accounts. Section 2.27 of the Disclosure Schedule sets forth a true, correct and complete list of (a) the names and locations of all depository bank accounts or safe deposit boxes exclusively used by the Acquired Companies as of the date hereof (the “Bank Accounts”), (b) the account numbers of all such accounts, and (c) the names of all persons authorized to draw thereon or to have access thereto. The Bank Accounts constitute all depository bank accounts of the Acquired Companies. Except as set forth on Section 2.27 of the Disclosure Schedule, no Person holds a power of attorney to act on behalf of any Acquired Company or any of the persons authorized to draw on the accounts listed on Section 2.27 of the Disclosure Schedule.

3.	Representations and Warranties of Buyer and Buyer Merger Sub

In order to induce the Company to enter into this Agreement, Buyer and Buyer Merger Sub hereby jointly and severally make to the Company and the Stockholders the representations and warranties contained in this Section 3:

3.1 Organization and Corporate Power. Each of Buyer and Buyer Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all required power and authority to carry on its business as presently conducted, to enter into and perform the Transaction Documents to which it is a party and to carry out the Transaction. The copies of each of Buyer’s and Buyer Merger Sub’s certificate of incorporation, as amended and certified by the Secretary of State of Delaware, and the bylaws of each of Buyer and Buyer Merger Sub, as amended have been furnished to the Company, are correct and complete as of the date hereof, and neither Buyer nor Buyer Merger Sub is in violation of any term of its respective certificate of incorporation or bylaws.

3.2 Authority and Non-Contravention. Each of Buyer and Buyer Merger Sub has full right, authority and power under its respective certificate of incorporation to enter into the Transaction Documents to which it is a party and to carry out the Transaction. The Transaction Documents to which Buyer and/or Buyer Merger Sub is a party are valid and binding obligations of Buyer and/or Buyer Merger Sub, as applicable, enforceable against each of them in accordance with their respective terms, subject to the Bankruptcy/Receivership Exception. The execution, delivery and performance of the Transaction Documents have been duly authorized by all necessary action under each of Buyer’s and Buyer Merger Sub’s certificate of incorporation. The execution, delivery and performance by Buyer and Buyer Merger Sub of the Transaction Documents do not and will not: (i) violate or result in a violation of, conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) under any provision of Buyer’s or Buyer Merger Sub’s certificate of incorporation or bylaws; (ii) violate, conflict with or result in a violation of, or constitute a default (whether after the giving of notice, lapse of time or both) under, any provision of any Law applicable to any of them; (iii) require from Buyer or Buyer Merger Sub any notice to, declaration or filing with, or consent or approval of any Governmental Authority or other third party, other than (I) compliance with any applicable requirements of the HSR Act, (II) compliance with any applicable foreign antitrust, merger control or competition laws and (III) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; or (iv) violate or result in a violation of, or conflict with or constitute or result in a violation of or default (whether after the giving of notice, lapse of time or both) under, accelerate any obligation under, or give rise to a right of termination of, any material contract, agreement, permit, license, authorization or other obligation to which Buyer or Buyer Merger Sub is a party or by which Buyer or Buyer Merger Sub or its assets are bound.

3.3 Sufficient Funds. At the Closing, Buyer will have sufficient funds to consummate the transactions contemplated hereby, including payment of the consideration required to be paid at the Closing pursuant to this Agreement and all outstanding fees and expenses incurred by Buyer in connection with this Agreement and the other Transaction Documents.

3.4 No Further Representations. Except for the representations and warranties contained in this Section 3, neither Buyer Merger Sub, Buyer nor any other Person has made or makes any other express or implied representation or warranty, written or oral, on behalf of Buyer Merger Sub or Buyer.

4.	Covenants

4.1 Conduct of the Company. Except for matters expressly permitted or contemplated by this Agreement or as set forth on Section 4.1 of the Disclosure Schedule, except as required by Applicable Law and except with the prior written consent of Buyer, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course, consistent with past practice, and use its commercially reasonable efforts to preserve intact the Company Intellectual Property Assets, its business organization and material assets, (ii) keep available the services of its directors, officers and key employees, (iii) maintain in effect all of its Governmental Approvals and (iv) maintain satisfactory relationships with Significant Customers, lenders, Significant Suppliers, licensors, licensees, distributors and others having material business relationships with the Company. Without limiting the generality of the foregoing, except for matters expressly permitted or contemplated by this Agreement, as set forth on Section 4.1 of the Disclosure Schedule, or as expressly required by Applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to, do any of the following without the prior written consent of Buyer:

(a) amend any Acquired Company’s Charter Documents (whether by merger, consolidation or otherwise);

(b) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, equity securities or interests of any Acquired Company, other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent, (ii) split, combine or reclassify equity securities or interests of any Acquired Company, (iii) except as otherwise provided in Section 4.1(c) below, issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of any equity securities or interests of any Acquired Company, (iv) purchase, redeem or otherwise acquire any equity securities or interests of any Acquired Company, except for acquisitions of Common Stock by the Company in satisfaction by holders of awards issued under the Company Stock Option Plan of the applicable exercise price and/or withholding Taxes (other than the repurchase of Unvested Options upon termination of an employee who has early exercised such Unvested Options), or (v) take any action that would result in any amendment, modification or change of any term of any Indebtedness of any Acquired Company.

(c) (i) issue, deliver, sell, grant, pledge, transfer, subject to any Claim or otherwise encumber or dispose of any equity securities or interests of any Acquired Company, other than the issuance of shares of Common Stock upon the exercise of Options that are outstanding on the date of this Agreement, in each case in accordance with the applicable equity award’s terms as in effect on the date of this Agreement, or (ii) amend any term of any equity securities or interests of any Acquired Company (in each case, whether by merger, consolidation or otherwise);

(d) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, each with respect to any Acquired Company;

(e) make any capital expenditures or incur any obligations or liabilities in respect thereof in excess of $50,000 in the aggregate in any fiscal quarter;

(f) acquire (i) any business, assets or capital stock of any Person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (ii) any other material assets (other than, in each case, assets acquired in the Ordinary Course of Business);

(g) sell, lease, license, pledge, transfer, subject to any Claim or otherwise dispose of any of the Company Intellectual Property Assets, material assets or material properties except (i) pursuant to existing contracts or commitments as are in existence on the date of this Agreement, (ii) sales of used equipment or Intellectual Property Assets in the Ordinary Course of Business consistent with past practice or (iii) Permitted Claims incurred in the ordinary course of business consistent with past practice;

(h) (i) hire any new employee to whom a written offer of employment has not previously been offered and accepted prior to the date of this Agreement or, after the date of this Agreement, extend any new offers of employment with any Acquired Company to any individual, other than to fill the open positions set forth on Section 4.1(h) of the Disclosure Schedule, (ii) grant to any current or former director, officer, employee or consultant of any Acquired Company any (A) increase in compensation, (B) bonus (other than the Total Bonus Consideration) or (C) benefits in addition to those pursuant to arrangements in effect on the date hereof, (iii) grant to any current or former director, officer, employee or consultant of any Acquired Company any severance or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, (iv) establish, adopt, enter into or amend any Company Employee Plan or collective bargaining agreement, in each case except as required by Applicable Law, (v) take any action to amend or waive any performance or vesting criteria or accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Employee Plan except to the extent required pursuant to the terms thereof or Applicable Law, or (vi) make any Person a beneficiary of any retention or severance plan, agreement or other arrangement under which such Person is not as of the date of this Agreement a beneficiary which would entitle such Person to vesting, acceleration or any other right as a consequence of consummation of the transactions contemplated by this Agreement and/or termination of employment;

(i) (A) write-down any of its material assets, including any Company Intellectual Property Assets, or (B) make any change in any method of financial accounting principles, method or practices, in each case except for any such change required by GAAP or Applicable Law;

(j) (A) repurchase, prepay or incur any Indebtedness, including by way of a guarantee or an issuance or sale of debt securities, or issue or sell options, warrants, calls or other rights to acquire any debt securities of any Acquired Company, enter into any “keep well” or other Contract to maintain any financial statement or similar condition of another person or enter into any arrangement having the economic effect of any of the foregoing (other than in connection with the financing of ordinary course trade payables consistent with past practice or accounts payable in the ordinary course of business consistent with past practice), or (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than to the Company or any of its Subsidiaries or accounts receivable and extensions of credit in the Ordinary Course of Business, and advances in expenses to employees, in each case in the Ordinary Course of Business);

(k) agree to any exclusivity, non-competition, most favored nation, or similar provision or covenant restricting any Acquired Company or any of their respective Affiliates, from competing in any line of business or with any Person or in any area or engaging in any activity or business (including with respect to the development, manufacture, marketing or distribution of their respective products or services), or pursuant to which any benefit or right would be required to be given or lost as a result of so competing or engaging, or which would have any such effect on Buyer or any of its Affiliates after the Effective Time;

(l) enter into any Contract, or relinquish, terminate or modify any Contract or other right, in any individual case with an annual value in excess of $25,000 or with a value over the life of the Contract in excess of $50,000, other than (i) entering into software license agreements, or the renewal of any existing software license agreement, where any Acquired Company is the licensor in the Ordinary Course of Business, (ii) entering into service or maintenance contracts in the Ordinary Course of Business pursuant to which any Acquired Company is providing services to customers, (iii) entering into non-exclusive distribution, marketing, reselling or consulting agreements in the Ordinary Course of Business that provide for distribution of a Product by a third party, or (iv) entering into non-exclusive original equipment manufacturer agreements in the Ordinary Course of Business that are terminable without penalty within twelve months;

(m) make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any Tax Returns or file any claim for Tax refunds, enter into any closing agreement, enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than any customary commercial or financing agreements, entered into in the Ordinary Course of Business), settle any Tax claim, audit or assessment, or surrender any right to claim a Tax refund (including any such refund to the extent it is used to offset or otherwise reduce Tax liability);

(n) (i) institute, pay, discharge, compromise, settle or satisfy (or agree to do any of the preceding with respect to) any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), in excess of $25,000 in any individual case, other than (x) as required by their terms as in effect on the date of this Agreement, (y) claims, liabilities or obligations reserved against on the Balance Sheet (for amounts not in excess of such reserves), or (z) claims, liabilities or obligations incurred since the date of such financial statements in the Ordinary Course of Business, provided, that in the case of each of (x), (y) or (z), the payment, discharge, settlement or satisfaction of such claim, liability or obligation does not include any material obligation (other than the payment of money) to be performed by the Company or any of its Subsidiaries following the Closing Date, (ii) waive, relinquish, release, grant, transfer or assign any right with a value of more than $25,000 in any individual case except in the Ordinary Course of Business, or (iii) waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar Contract to which any Acquired Company is a party;

(o) engage in (i) any trade loading practices or any other promotional sales or discount activity with any customers or distributors with the intent of accelerating to prior fiscal quarters (including the current fiscal quarter) sales to the trade or otherwise that would otherwise be expected (based on past practice) to occur in subsequent fiscal quarters, (ii) any practice which would have the effect of accelerating to prior fiscal quarters (including the current fiscal quarter) collections of receivables that would otherwise be expected (based on past practice) to be made in subsequent fiscal quarters, (iii) any practice which would have the effect of postponing to subsequent fiscal quarters payments by any Acquired Company that would otherwise be expected (based on past practice) to be made in prior fiscal quarters (including the current fiscal quarter) or (iv) any other promotional sales or discount activity, in each case in clauses (i) through (iv) in a manner outside the ordinary course of business consistent with past practices; or

(p) authorize, commit or agree to take any of the foregoing actions.

Buyer acknowledges and agrees that: (i) nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the Acquired Company’s operations prior to the Closing, (ii) prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the Acquired Company’s operations, and (iii) notwithstanding anything to the contrary set forth in this Agreement, no consent of Buyer shall be required with respect to any matter set forth in this Section 4.1 or elsewhere in this Agreement to the extent that the requirement of such consent could violate any Applicable Law.

4.2 No Solicitation. Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their Representatives to, and the Company shall instruct, and cause each applicable Subsidiary, if any, to instruct, each such Representative not to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal or the making of any inquiry, offer or proposal that would reasonably be expected to lead to any Acquisition Proposal, or, (a) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its Subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to or otherwise cooperate in any way, or knowingly assist, participate in, facilitate or encourage any effort by, any Third Party that is seeking to make, or has made, any Acquisition Proposal, (b)(A) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or (B) approve any transaction under, or any Third Party becoming an “interested stockholder” under, Section 203 of the DGCL, (c) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder (an “Acquisition Agreement”), or (d) resolve, propose or agree to do any of the foregoing. Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by any Subsidiary of the Company or Representatives of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 4.2 by the Company. The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date hereof with respect to any Acquisition Proposal and shall use commercially reasonable efforts to cause any such Third Party (or its agents or advisors) in possession of non-public information in respect of the Company, any of its Subsidiaries that was furnished by or on behalf of the Company or any of its Subsidiaries to return or destroy (and confirm destruction of) all such information.

4.3 Access to Information. From the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall (at reasonable times and upon reasonable written notice) (a) give to Buyer and its Representatives reasonable access to the offices, properties, books, records, Contracts, Governmental Approvals, documents, directors, officers and employees of the Acquired Companies during normal business hours, (b) furnish to Buyer and its Representatives such financial, Tax and operating data and other information as such Persons may reasonably request, and (c) instruct its Representatives to cooperate with Buyer and its Representatives in its investigation; provided, however, that the Company may restrict the foregoing access to the extent that (i) any Applicable Law requires the Company to restrict or prohibit access to any such properties or information, (ii) such disclosure would, based on the advice of such party’s counsel, result in a waiver of attorney-client privilege, work product doctrine or any other privilege applicable to such information or (iii) the disclosure of such information would violate confidentiality obligations owed to a third party and such confidentiality obligations were in effect prior to the execution and delivery of this Agreement; provided, however, that with respect to clauses (ii) and (iii) of this Section 4.3, the Company shall use commercially reasonable efforts to develop an alternative method for providing such information to Buyer. Any investigation pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company.

4.4 Notice of Certain Events.

(a) In connection with the continuing operation of the business of the Company or any of its Subsidiaries between the date of this Agreement and the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, subject to Applicable Law, the executive officers of the Company shall consult in good faith on a regular basis with Buyer to report material (individually or in the aggregate) operational developments, the status of relationships with customers, resellers, partners, suppliers, licensors, licensees, distributors and others having material business relationships with the Company, the status of ongoing operations and other matters reasonably requested by Buyer pursuant to procedures reasonably requested by Buyer; provided that no such consultation shall affect the representations, warranties, covenants, agreements or obligations of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

(b) The Company shall promptly notify Buyer of:

(i) any written notice or other written communication (or, to the knowledge of the Company, any other notice or communication) from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(ii) any substantive notice or other substantive communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(iii) any Action commenced or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 2 or that relates to the consummation of the Transactions or any Action involving stockholder litigation or Claims against the Company or any of its Subsidiaries or their respective officers, directors or employees relating to this Agreement, the Merger or the Transactions;

(iv) any written notice or other written communication (or, to the knowledge of the Company, any other notice or communication) from any Significant Customer or Significant Supplier that such Significant Customer or Significant Supplier is terminating its relationship with the Company or any of its Subsidiaries as a result of the Transactions; and

(v) any inaccuracy of any representation or warranty or breach of covenant or agreement contained in this Agreement at any time during the term hereof that would reasonably be expected to cause the conditions set forth in Section 5.2(a) not to be satisfied.

No settlement in connection with any Action referred to in clause (iii) above shall be agreed to without Buyer’s prior written consent, which consent may not be unreasonably withheld, conditioned or delayed. For clarity, the unintentional failure to give notice under this Section 4.4(b) shall not be deemed to be a breach of covenant under this Section 4.4(b) and shall constitute only a breach of the underlying representation, warranty, covenant, agreement or condition, as the case may be.

(c) Buyer shall promptly notify Company of:

(i) any substantive notice or other substantive communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; or

(ii) any Action commenced or, to the knowledge of Buyer, threatened against Buyer that relates to the consummation of the Transactions.

4.5 401(k) Plans. Effective as of the Business Day immediately preceding the Effective Time, unless otherwise directed in writing by Buyer at least ten (10) Business Days prior to the Effective Time, the Company shall take all actions necessary to effect the termination of any and all 401(k) plans sponsored or maintained by Company and shall provide Buyer evidence that each of Company’s 401(k) plans has been terminated pursuant to an action by the Company Board.

4.6 Director and Officer Liability.

(a) Prior to the Effective Time, the Company shall purchase an officer’s and director’s liability insurance tail policy satisfactory to Buyer, which policy shall provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, in respect of the transactions contemplated by this Agreement. The Surviving Corporation shall maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(b) From and after the Effective Time through the sixth (6th) anniversary of the Effective Time, the Surviving Corporation will, and Buyer will cause the Surviving Corporation and its Subsidiaries to, fulfill and honor in all respects the obligations of the Company and its Subsidiaries pursuant to: (i) each indemnification agreement in effect between the Company or any of its Subsidiaries and any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries (the “Director Indemnified Parties”); and (ii) any indemnification provision and any exculpation provision set forth in the certificate of incorporation or bylaws of the Company as in effect on the date of this Agreement; provided, that such obligations shall be subject to any limitation imposed from time to time under Applicable

Law. If, at any time prior to the sixth (6th) anniversary of the Effective Time, any Director Indemnified Party delivers to the Company, the Surviving Corporation or Buyer, as applicable, a written notice asserting a claim for indemnification under any of the provisions set forth in clause (i) or (ii) above, then the claim asserted in such notice shall survive the sixth (6th) anniversary of the Effective Time until such claim is fully and finally resolved.

(c) If Buyer, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Buyer or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 4.6.

(d) The obligations under this Section 4.6 shall not be terminated or modified in such manner as to materially and adversely affect any Director Indemnified Party without the written consent of such Director Indemnified Party (it being expressly agreed that the Director Indemnified Parties shall be third party beneficiaries of this Section 4.6 and shall be entitled to enforce the covenants contained herein).

4.7 Commercially Reasonable Efforts.

(a) Subject to the terms and conditions of this Agreement, the Company and Buyer shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, waiting period expirations or terminations, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any), (ii) the delivery of required notices to, and the obtaining of required consents or waivers from, third parties and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement.

(b) In furtherance and not in limitation of the undertakings pursuant to this Section 4.7, each of Buyer and the Company shall, or shall cause their ultimate parent entity as that term is defined in the HSR Act to, (i) provide or cause to be provided as promptly as practicable to Governmental Authorities with regulatory jurisdiction over enforcement of the HSR Act or any applicable foreign competition, merger control or antitrust law (each such Governmental Authority, a “Governmental Antitrust Authority”) information and documents requested by any Governmental Antitrust Authority or necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, including preparing and filing any notification and report form and related material required under any Antitrust Laws as promptly as practicable following the date of this Agreement (but in no event more than five (5) Business Days from the date hereof except by mutual consent confirmed in writing) and thereafter to respond as promptly as practicable to any request for additional information or documentary material. Buyer shall pay any filing fees required under the HSR Act and any applicable foreign competition, merger control or antitrust law in connection with this Section 4.7. Each of Buyer and the Company agrees to request early termination of any applicable waiting period under the HSR Act.

(c) Notwithstanding anything to the contrary herein, nothing in this Agreement shall require Buyer or any of its Subsidiaries to, nor shall the Company or any of its Subsidiaries without the prior written consent of Buyer agree or proffer to, divest, hold separate, or enter into any divestiture, license or similar agreement, agree to any material undertakings with respect to, or agree to restrict the ownership or operation of, or agree to conduct or operate in a specified manner, all or any material portion of the business or assets of Buyer, the Company or any of their respective Subsidiaries. Notwithstanding anything to the contrary herein, in no event shall Buyer, any of its Subsidiaries or any Acquired Company be obligated to litigate or participate in the litigation of any Action, whether judicial or administrative, brought by any Governmental Antitrust Authority or appeal any Order (i) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the consummation of the Merger or the other transactions contemplated by this Agreement or seeking to obtain from Buyer or any of its Subsidiaries any damages in connection therewith, or (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Buyer or any of their respective Affiliates of all or any portion of the business, assets or any product of the Company or any of its Subsidiaries or Buyer or any of its Subsidiaries or to require any such Person to divest, dispose of, license (whether pursuant to an exclusive or nonexclusive license) or enter into a consent decree or hold separate all or any portion of the business, assets or any product of the Company or any of its Subsidiaries or Buyer or any of its Subsidiaries, in each case as a result of or in connection with the Merger or any of the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Company shall give Buyer the opportunity to participate in the defense of any Action against the Company and/or its directors relating to the transactions contemplated by this Agreement and will obtain the prior written consent of Buyer prior to settling or satisfying any such Action (such consent not to be unreasonably withheld, conditioned or delayed).

(d) Subject to Applicable Law relating to the exchange of information, the Company and Buyer and their respective counsel shall (i) have the right to review in advance, and to the extent practicable each shall consult the other on, any filing made with, or written materials to be submitted to, any Governmental Antitrust Authority in connection with the transactions contemplated by this Agreement, (ii) promptly inform each other of any substantive communication (or other correspondence or memoranda) received from, or given to, any Governmental Antitrust Authority and (iii) promptly furnish each other with copies of all correspondence, filings and written communications between them or their subsidiaries or affiliates, on the one hand, and any Governmental Antitrust Authority or its respective staff, on the other hand, with respect to the transactions contemplated by this Agreement. The Company and Buyer shall, to the extent practicable, provide the other party and its counsel with advance notice of and the opportunity to participate in any discussion, telephone call or meeting with any Governmental Antitrust Authority in respect of any filing, investigation or other inquiry in connection with the transactions contemplated by this Agreement and to participate in the preparation for such discussion, telephone call or meeting. Neither Buyer nor the Company shall commit to or agree with any Governmental Antitrust Authority to stay, toll or extend any applicable waiting period under applicable Antitrust Laws, without the prior written consent of the other. The Company and Buyer may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 4.7 as “Antitrust Counsel Only Material”. Notwithstanding anything to the contrary in this Section 4.7, materials provided to the other party or its counsel may be redacted to remove references concerning the valuation of the Company and its Subsidiaries.

(e) Each of Buyer, the Company and Buyer Merger Sub agrees that, between the date of this Agreement and the Closing Date, each of Buyer, the Company and Buyer Merger Sub shall not, and shall ensure that none of its Subsidiaries or other Affiliates shall, take any action or propose, announce an intention or agree, in writing or otherwise, to take any action (including, but not limited to, entering into any acquisition agreements with third parties) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated hereby.

4.8 Certain Filings. The Company and Buyer shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such reasonable actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers; provided, however, that the provisions of this Section 4.8 shall not apply to any antitrust-related filings, actions, consents approvals or waivers, which are governed by Section 4.7.

4.9 Public Announcements. Buyer and either (a) the Company, if prior to the Effective Time, or (b) the Stockholders’ Representative, if after the Effective Time, shall consult with each other before issuing any press release or making any other public statement, or scheduling a press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such other public statement without the consent of the other party, which shall not be unreasonably withheld, except as such release or announcement may be required by Applicable Law, in connection with any filings under the HSR Act or any foreign antitrust, merger control or competition laws (including in response to inquiries by a Governmental Authority in connection with its investigation of the Transaction described herein) or any listing agreement with or rule of any national securities exchange or association upon which the securities of Buyer are listed, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance, and the party will consider such comments in good faith. Notwithstanding anything in this Agreement to the contrary, following Closing, the Stockholders’ Representative shall be permitted to, after the public announcement of the Merger, disclose that it has been engaged to serve as the Stockholders’ Representative as long as such disclosure does not disclose any of the other terms of the Merger or the other transactions contemplated herein.

4.10 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Buyer Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Buyer Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

4.11 Confidentiality. Buyer and the Company hereby acknowledge and agree to continue to be bound by the Confidentiality and Nondisclosure Agreement, dated as of January 26, 2016, by and between Buyer and the Company, as amended by the Amendment to the Confidentiality and Nondisclosure Agreement dated July 8, 2016.

4.12 Tax Matters.

(a) Tax Returns. Buyer shall cause all Tax Returns of the Company for Pre-Closing Tax Periods and Pre-Closing Straddle Periods required to be filed after the Closing Date to be prepared and timely filed and shall timely pay the Taxes shown as due and owning thereon (subject to Buyer’s right to indemnification pursuant to Section 6). Such Tax Returns shall be prepared in accordance with past practices of the Company except as required by Applicable Law. Buyer shall permit the Stockholders’ Representative a reasonable opportunity (of not less than fifteen (15) days prior to the filing due date) to review and comment on each income Tax Return and sales or any other material Tax Return which would result in an indemnification obligation of the Stockholders pursuant to this Agreement that is to be prepared by Buyer pursuant to this Section 4.12(a) and shall consider the reasonable comments of the Stockholders’ Representative in good faith.

(b) Tax Claims. Notwithstanding anything herein to the contrary, Buyer shall control the conduct and resolution of any claim or the commencement of any action, in respect of which an indemnity may be sought pursuant to Section 6 (a “Tax Claim”); provided, that (i) the Stockholders’ Representative will be entitled to participate in, but not control, the defense of such claim at the expense of the Stockholders and to employ counsel of its own choice for such purpose at the expense of the Stockholders, (ii) Buyer shall consider the comments of the Stockholders’ Representative and its counsel with respect to such Tax Claim in good faith prior to agreeing to any settlement or other compromise of such Tax Claim and (iii) Buyer shall not enter into any settlement of or otherwise compromise any Tax Claim that would give rise to an indemnification claim pursuant to this Agreement without the consent of the Stockholders’ Representative, which consent shall not be unreasonably withheld or delayed. Buyer, the Company, the Stockholders’ Representative and the Stockholders agree to give prompt written notice to each other of the receipt of any written notice by any of them which involves a Tax Claim (and Buyer shall cause the Company to provide such notice); provided, that the failure to give such notice shall not affect the indemnification provided hereunder, unless the party who was supposed to receive such notice has been actually and materially prejudiced by such failure.

(c) Tax Cooperation. Buyer, the Company, the Stockholders’ Representative and the Stockholders shall cooperate fully (and Buyer shall cause the Company to so cooperate fully), as and to the extent reasonably requested by Buyer or the Stockholders, in connection with (i) the preparation and filing of any Tax Return, (ii) any Tax Claim, and (iii) any other matter under this Agreement relating to Taxes, in each case with respect to any Pre-Closing Tax Period or Straddle Period. Such cooperation shall include the retention and, upon Buyer’s or the Shareholder’s request, the provision of records and information that are reasonably relevant to any such Tax matter and access to employees and representatives on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer agrees to cause the Company, and the Stockholders agree, to (i) retain all books and records relevant to Tax matters of the Company with respect to Pre-Closing Tax Periods until the expiration of the statute of limitations (and any extensions thereof) of the applicable Tax period, and (ii) use commercially reasonable efforts to give Buyer reasonable notice prior to destroying or discarding any such books and records and, if Buyer so requests upon such notice, the Stockholders, shall allow Buyer to take possession of such books and records.

(d) Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement (“Transfer Taxes”) shall be paid by the Stockholders and the Stockholders shall file all Tax Returns with respect thereto.

(e) Straddle Period Tax Allocation. For purposes of this Agreement, where Taxes involve a Straddle Period, such Taxes shall be calculated as though the taxable year terminated as of the close of business on the Closing Date (and for such purpose, the Tax period of any “controlled foreign corporation” within the meaning of Section 957(a) of the Code, partnership or other pass-through entity in which any Acquired Company holds a beneficial interest shall be deemed to terminate at such time); provided, however, that in the case of a Tax not based on income, receipts, payments, payroll, or similar items, such Taxes shall be equal to the amount of Tax for the entire Straddle Period multiplied by a fraction, the numerator of which shall be the number of days from the beginning of the Straddle Period through to and including the Closing Date and the denominator of which shall be the number of days in the Straddle Period.

(f) Tax Sharing Agreements. Any and all Tax Sharing Agreements shall be terminated as of the date hereof and none of the Acquired Companies shall have any further rights or liabilities thereunder. For purposes hereof, “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding any of the Acquired Companies that provide for the allocation, apportionment, sharing, indemnification or assignment among them of any liability for Taxes or benefit with respect thereto, or the transfer or assignment of income, revenues, receipts or gains for the purpose of determining any Person’s liability for Taxes.

(g) Except as required by a change in Applicable Law following the Closing, Buyer shall not, and shall not cause or permit any of the Acquired Companies to (i) make or change any Tax election that has any retroactive effect on any Pre-Closing Tax Period or Pre-Closing Straddle Period or (ii) amend or cause to be amended any Tax Return of any of the Acquired Companies for any Pre-Closing Tax Period, in each case without the prior written consent of the Stockholders’ Representative (which consent shall not be unreasonably withheld or delayed), unless such election or amendment would not give rise to or increase an Indemnifying Party’s liability pursuant to this Agreement.

4.13 Termination of Certain Agreements; Waivers.

(a) On or prior to the Closing, the Company and the Stockholders shall terminate, or cause to be terminated, with no further liability or obligation of any Acquired Company, all Stockholder Agreements and shall provide satisfactory written evidence thereof to Buyer.

(b) On or prior to the Closing, the Company and each Major Investor shall amend Section 1(d) of the applicable indemnification agreement between the Company and the director designee of such Major Investor to provide that such indemnification obligations of the Company owed to such Major Investor shall exclude any matter for which such Major Investor has an indemnification obligation to the Buyer Indemnified Parties pursuant to this Agreement.

4.14 Requisite Stockholder Approval.

(a) The Company shall use its commercially reasonable efforts to obtain, immediately after the execution and delivery of this Agreement (but no later than one (1) hour thereafter), the delivery of the Stockholder Consent, which shall constitute all requisite approvals by any holders of Capital Stock of this Agreement, the Merger and the other transactions contemplated hereby.

(b) Promptly, but in no event later than five (5) Business Days after the date of this Agreement, the Company shall deliver notice to all holders of the Capital Stock of the approval by the requisite number of holders of Capital Stock of this Agreement, the Merger and the other transactions contemplated hereby, pursuant to and in accordance with the applicable provisions of the DGCL, including Section 228(e), and the Company’s Charter Documents (the “Stockholder Notices”).

(c) Promptly, but in no event later than five (5) Business Days after the date of this Agreement, the Company shall provide to each holder of Capital Stock whose consent was not obtained a copy of the notice required pursuant to Section 262 of the DGCL informing such holder that appraisal rights are available for his, her or its shares of Capital Stock pursuant to Section 262 of the DGCL along with such other information as required by Section 262 of the DGCL and applicable law (the “Section 262 Notice”).

(d) Without limiting the rights and remedies of Buyer or any of the other Indemnified Parties, the Stockholder Notices and the Section 262 Notice, including any amendments or supplements thereto, shall be subject to review and reasonable approval by Buyer.

(e) Each party shall provide to the other any information for inclusion in the preparation of the Stockholder Consent, the Stockholder Notices or Section 262 Notices that may be required by law and that is reasonably requested by any other party.

(f) The Company shall use commercially reasonable efforts (including through the exercise of all available drag-along and similar rights) to cause the General Release and Joinder Agreement to be executed on or prior to the Closing Date by all the holders of Capital Stock that have not executed the Stockholder Consent.

4.15 280G Stockholder Approval. As promptly as practicable after the execution of this Agreement, the Company shall solicit the approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code (in a manner reasonably satisfactory to Buyer) of a written consent in favor of a proposal to render the parachute payment provisions of Section 280G of the Code and the Treasury Regulations thereunder (collectively, “Section 280G”) inapplicable to any and all payments and/or benefits that might result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G or that would be subject to an excise tax under Section 4999 of the Code (together, the “Section 280G Payments”). Any such stockholder approval shall be sought by the Company in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations. The Company agrees that: (i) in the absence of such stockholder approval, no Section 280G Payments shall be made; and (ii) promptly after execution of this Agreement, the Company shall use commercially reasonable efforts to deliver to Buyer waivers, duly executed by each Person who might receive any Section 280G Payment. The form and substance of all stockholder approval documents contemplated by this Section 4.15, including the waivers, shall be subject to the prior review and reasonable approval of Buyer.

4.16 Employee Benefits Matters.

(a) All Continuing Employees of the Company shall continue in their existing benefit plans until such time as, in Buyer’s sole discretion, an orderly transition can be accomplished to employee benefit plans and programs maintained by Buyer for its and its affiliates’ employees (each, a “Buyer Plan”). Buyer shall take such reasonable actions, to the extent permitted by each applicable Buyer Plan, as are necessary to allow eligible employees of the Company to participate in such Buyer Plan or alternative benefits programs that in the aggregate are substantially equivalent to those applicable to employees of Buyer in similar functions and positions on similar terms (it being understood that equity incentive plans are not considered employee benefits). Pending such action, Buyer shall maintain the effectiveness of the Company’s benefit plans.

(b) All Continuing Employees of the Company shall be given credit for all service with the Company (or service credited by the Company) for purposes of eligibility and vesting under all Buyer Plans in which they become participants. No employees of the Company (or their dependents) shall be excluded from, or limited in, receiving any benefits or participating in a group health plan of Buyer for which they would otherwise be eligible by reason of any waiting period, evidence of insurability requirement, pre-existing condition exclusion or similar limitation. To the extent that any employee of the Company has satisfied any deductible or copayment under a Company Employee Plan for the current plan year, Buyer shall provide such employee with credit for such payment under the most closely equivalent Buyer Plan under which the deductible or copayment was paid, to the extent permitted by each such Buyer Plan.

(c) Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 4.16 shall create any third party rights in any current or former employee, director or other service provider of any Acquired Company, Buyer, or any of their respective Affiliates (or any beneficiaries or dependents thereof).

5.	Conditions and Closing Deliveries.

5.1 Conditions Precedent to the Obligations of Each Party. The respective obligations of Buyer, Buyer Merger Sub and the Company to consummate the Transactions shall be subject to the satisfaction or waiver of each of the following conditions:

(a) No Injunction, etc. At the Closing Date, there shall be no order or Law of any nature of any court or Governmental Authority or body of competent jurisdiction in effect that restrains, enjoins or prohibits the consummation of the Merger.

(b) Stockholder Approval. The Company Board shall have presented, immediately following the execution of this Agreement, to the stockholders of the Company the necessary documents to validly obtain the Requisite Stockholder Approval in accordance with Applicable Law and such Requisite Stockholder Approval shall have been received.

(c) Antitrust. Any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated by this Agreement and the other Transaction Documents shall have expired or shall have been terminated.

5.2 Conditions Precedent to the Obligations of Buyer and Buyer Merger Sub. The obligations of Buyer and Buyer Merger Sub to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Buyer in its sole discretion:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Company contained in this Agreement that are qualified as to materiality or Material Adverse Effect shall be true and correct, and the representations and warranties of the Company contained in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (other than representations and warranties that are made as of a specified date, in which case as though made as of such specified date); provided that the Company shall not be in breach of Section 2.5(a) as a result of changes to the capitalization of the Company only with respect to option grants and exercises in the Ordinary Course of Business, (ii) the Company shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing, and (iii) Buyer shall have received from the Company a certificate to the effect set forth in the foregoing clauses (i) and (ii), signed by a duly authorized officer of the Company.

(b) No Material Adverse Effect. Since the date of this Agreement, there shall not have been a Material Adverse Effect, and Buyer shall have received from the Company a certificate to the effect set forth in this Section 5.2(b), signed by a duly authorized officer of the Company.

(c) Transaction Documents. Buyer shall have received:

(i) an employment offer letter in the form attached as Exhibit J hereto executed by each Founder (collectively, the “Offer Letters”), with each such Offer Letter to provide that it supersedes any pre-Closing offer letter between the Company and such Founder;

(ii) the General Release and Joinder Agreement executed by each Stockholder who holds Capital Stock that has not executed the Stockholder Consent and that, together with the Stockholders that have executed the Stockholder Consent, hold shares of Capital Stock that, taken together, constitute at least ninety seven percent (97%) of the outstanding Capital Stock; and

(iii) the Escrow Agreement executed by the Escrow Agent and the Stockholders’ Representative.

(d) Payoff of Indebtedness. Buyer shall have received payoff letters in form and substance reasonably satisfactory to Buyer (and including wiring instructions for the payment of Company Closing Indebtedness) as may be required to evidence the satisfaction and cancellation of all Indebtedness of the Company upon payment by Buyer of such Indebtedness pursuant to Section 1.10(a)(iv).

(e) FIRPTA. Buyer shall have received a properly executed statement, issued by the Company pursuant to Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) dated no more than thirty (30) days prior to the Closing Date and signed by an officer of the Company, and in form and substance reasonably satisfactory to Buyer, certifying that interests in the Company, including shares of Capital Stock, do not constitute “United States real property interests” under Section 897(c) of the Code and the Company shall have provided notice to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(f) Receipt of Third Party Consents and Waivers. All consents, approvals, waivers, notices or other documentation as set forth on Section 5.2(f) of the Disclosure Schedule shall have been obtained or provided (as applicable).

(g) Good Standing Certificates. Buyer shall have received certificates issued by (A) the Secretary of State of Delaware (or similar authority) certifying that each Acquired Company has legal existence and is in good standing (if applicable); and (B) the Secretary of State (or similar authority) of each jurisdiction in which each Acquired Company has qualified to do business as a foreign corporation as to such foreign qualification.

(h) Secretary’s Certificate. Buyer shall have received a certificate executed by the Secretary of the Company certifying (A) the names of the officers of the Company authorized to sign this Agreement and the other agreements, documents and instruments executed by the Company pursuant hereto, together with the true signatures of such officers; (B) copies of resolutions adopted by the Company Board authorizing the execution and delivery of this Agreement and all agreements, documents and instruments executed thereby pursuant hereto; and (C) setting forth a copy of each Acquired Company’s Charter Documents.

(i) D&O Tail Policy. Buyer shall have received evidence satisfactory to Buyer of the Company’s purchase of an officer’s and director’s liability insurance tail policy as set forth in Section 4.6(a).

(j) Termination of Indemnification Obligations. Buyer shall have received evidence satisfactory to Buyer of the amendment to the indemnification obligation of the Company owed to a Major Investor pursuant to Section 1(d) of the applicable indemnification agreement between the Company and the director designee of such Major Investor.

(k) Termination of Stockholder Agreements. Buyer shall have received evidence satisfactory to Buyer of the termination of the Stockholder Agreements.

(l) Intellectual Property Assignment. Buyer shall have received evidence satisfactory to Buyer of the assignment to the Company of all Intellectual Property developed for or by Olapic Argentina.

(m) Stockholder Notices. The Company shall have provided the Stockholder Notices and the Section 262 Notice to each holder of Capital Stock whose consent was not obtained under the Stockholder Consent.

(n) Section 280G Payments. The Company shall have delivered to Buyer the notification and evidence required by Section 4.15.

(o) Corporate Books and Records. Buyer (or its designee) shall have received the corporate book and records of each Acquired Company, including without limitation, original certificates of the equity securities of each Subsidiary.

(p) Olapic Argentina Optionholders. Buyer shall have received an executed settlement and release agreement from employees of Olapic Argentina holding Options representing at least 90% of the value of all Options held by employees of Olapic Argentina in the form attached hereto as Exhibit G.

(q) Bonus Recipients. Buyer shall have received an executed release agreement from 90% of the Bonus Recipients in the form attached hereto as Exhibit L.

5.3 Conditions Precedent to the Obligations of the Company. The obligations of the Company and the Stockholders to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Company in its sole discretion:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of Buyer contained in this Agreement that are qualified as to materiality or material adverse effect shall be true and correct, and the representations and warranties of Buyer contained in this Agreement that are not so qualified shall be true and correct in all material respects, , in each case as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (other than representations and warranties that are made as of a specified date, in which case as though made as of such specified date), (ii) Buyer shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing; and (iii) the Company shall have received from Buyer a certificate to the effect set forth in the foregoing clauses (i) and (ii), signed by a duly authorized officer of Buyer.

(b) Payments. Buyer shall have made all payments required to be made by Buyer pursuant to Section 1.10.

(c) Transaction Documents. The Company shall have received:

(i) the Offer Letters, duly executed by Buyer; and

(ii) the Escrow Agreement executed by Buyer and the Escrow Agent.

6.	Indemnification.

6.1 Survival. The representations and warranties made by the Company in this Agreement shall survive the Effective Time until the date that is eighteen (18) months after the Closing Date; provided, however, that the Fundamental Representations shall survive the Effective Time until the expiration of the statute of limitations applicable to the subject matter of such Fundamental Representation (but in no event longer than six (6) years following the Closing). No claim may be made by any Indemnified Party pursuant to (a) Sections 6.2(b) or (c) after the thirty-six (36)-month anniversary of the Closing Date; (b) Section 6.2(d) 30 days after the expiration of the applicable statute of limitations on such claims; and (c) Sections 6.2(e), (f) and (g) after the six (6)-year anniversary of the Closing Date. Notwithstanding the foregoing, if at any time on or prior to the expiration date referred to in the prior two sentences, any Indemnified Party delivers a written notice alleging the existence of an inaccuracy in or a breach of any of such representations and warranties and asserting a claim for recovery under Section 6.2 or Section 6.3, as applicable, based on such alleged inaccuracy in or breach, then such representation, warranty or covenant shall survive solely as to such claim until such time as such claim is fully and finally resolved. It is the express intent of the parties that, if the applicable survival period for an item as contemplated by this Section 6.1 is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated hereby. The parties further acknowledge that the time periods set forth in this Section 6.1 for the assertion of claims under this Agreement are the result of arms’ length negotiation among the parties and that they intend for the time periods to be enforced as agreed among the parties.

6.2 Indemnification by the Stockholders. Subject to the limitations and other terms and conditions contained in this Section 6, from and after the Closing, the Stockholders, severally (and not jointly) in proportion to their Pro Rata Share, shall indemnify and hold harmless (such obligations to indemnify and hold harmless are referred to herein from time to time as “Indemnification Obligations”) Buyer and the Surviving Corporation (the “Buyer Indemnified Parties”) from and against any and all losses, damages, liabilities, deficiencies, third party claims, interest, awards, judgments, penalties, costs and expenses (including reasonable attorneys’ fees, costs and other reasonable out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (collectively, “Losses”), actually incurred by the Buyer Indemnified Parties arising out of:

(a) any breach of any representation or warranty made by the Company contained in this Agreement;

(b) any breach of any covenant or agreement by the Company contained in this Agreement and required to be performed prior to the Closing;

(c) any Indebtedness of the Company incurred prior to the Effective Time or Transaction Expenses, in each case, that is not otherwise taken into account in the Closing Merger Consideration;

(d) any Indemnified Taxes;

(e) any claims by any holder of Capital Stock or any other equity interests of the Company as a result of the exercise of such holder’s appraisal rights (net of any amount that would otherwise have been payable to such holder exercising any appraisal rights);

(f) any inaccuracy or omission in the allocation amounts payable to the Stockholders or any other purported securityholders of the Company as set forth in the Closing Allocation Schedule, including without limitation with respect to amounts payable to Bonus Recipients and employees of Olapic Argentina who hold Options, as may be updated prior to Closing pursuant to the terms herein; and

(g) any intentional fraud, willful breach or intentional misrepresentation.

6.3 Indemnification by Buyer. Subject to the limitations and other terms and conditions contained in this Section 6, from and after the Closing, Buyer shall indemnify and hold harmless the Stockholders, and the respective officers, directors, employees agents, representatives, successors and assigns of each of the foregoing (the “Company Indemnified Parties”) from and against any and all Losses incurred by the Company Indemnified Parties arising out of:

(a) any breach of any representation or warranty made by Buyer or Buyer Merger Sub contained in this Agreement; and

(b) any breach of any covenant or agreement by Buyer, Buyer Merger Sub or the Surviving Corporation contained in this Agreement.

6.4 Indemnification Procedures.

(a) In the event that indemnification, compensation or reimbursement may be sought under this Section 6 (an “Indemnification Claim”) in connection with (i) any action, suit or proceeding that may be instituted or (ii) any claim that may be asserted, in any such case, by any Person not a party to this Agreement (a “Third Party Claim”), the party seeking indemnification, compensation or reimbursement hereunder (the “Indemnified Party”) shall promptly cause written notice of the assertion of such Indemnification Claim to be delivered to the party from whom indemnification, compensation or reimbursement hereunder is sought (the “Indemnifying Party”) (with a copy to the Escrow Agent if the Indemnification Claim involves recovery against the Indemnification Escrow Deposit) prior to the applicable survival date set forth in Section 6.1; provided, however, that no delay on the part of the Indemnified Party in giving any such notice shall relieve the Indemnifying Party of any indemnification, compensation or reimbursement obligation hereunder unless (and then solely to the extent that) the

Indemnifying Party is materially prejudiced by such delay. The Indemnified Party shall have the right, at its sole option and expense, to be represented by counsel of its choice, and to defend against, negotiate, settle or otherwise deal with any Indemnification Claim. The Indemnifying Party may participate, at its own expense, in the defense of such Indemnification Claim; provided, however, that the Indemnified Party shall control such defense, negotiation or settlement. At the Indemnifying Party’s request, the Indemnified Party shall provide the Indemnifying Party with updates as to the status of such Indemnification Claim and any other material information in respect of such claim as the Indemnifying Party may reasonably request. Each Indemnifying Party shall make available to the Indemnified Party any documents and materials in such Indemnifying Party’s possession or control that may be necessary to the defense of any Indemnification Claim. Notwithstanding the foregoing, if a settlement offer solely for money damages is made by the applicable third party claimant, and the Indemnifying Party notifies the Indemnified Party in writing of the Indemnifying Party’s willingness to accept the settlement offer and, subject to the applicable limitations of Section 6.5, pay the amount called for by such offer, and the Indemnified Party declines to accept such offer, the Indemnified Party may continue to contest such Indemnification Claim, free of any participation by the Indemnifying Party, and the amount of any ultimate liability with respect to such Indemnification Claim that the Indemnifying Party has an obligation to pay hereunder shall be limited to the lesser of (1) the amount of the settlement offer that the Indemnified Party declined to accept plus the Losses of the Indemnified Party relating to such Indemnification Claim through the date of its rejection of the settlement offer; or (2) the aggregate Losses of the Indemnified Party with respect to such Indemnification Claim. No settlement of any Third Party Claim will be determinative of the existence or amount of Losses relating to such Third Party Claim, except with the consent of the Stockholders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed. If the Stockholders’ Representative has consented to any such settlement, adjustment or compromise, the Stockholders or the consenting Indemnifying Parties, as applicable, shall have no power or authority to object under any provision of this Section 6 to the existence or amount of such settlement, adjustment or compromise constituting such Losses but shall not be an admission of any indemnification obligations under this Section 6. In the event that the losses claimed by the Indemnified Party, including in a claim that has been settled without the Stockholders’ Representative’s consent or in which the Indemnified Party has ultimately prevailed, including defense costs, the Indemnified Party shall not be entitled to recover from the Stockholders the portion of the defense costs that are deemed to be excessive by the Arbitrator or any court of law having jurisdiction over such dispute.

(b) In the event that an Indemnified Party has any claim against an Indemnifying Party hereunder, but which such claim does not involve an action, suit, proceeding or claim by a third party not party to this Agreement, which such Indemnified Party determines to assert, then such Indemnified Party shall assert such Indemnification Claim by sending written notice to the Indemnifying Party (with a copy to the Escrow Agent if the Indemnification Claim involves recovery against the Indemnification Escrow Deposit) describing in reasonable detail the nature of such claim and, to the extent practicable, the Indemnified Party’s estimate of the amount of Losses attributable to such claim.

(c) Each Indemnification Claim given by an Indemnified Party shall be resolved as follows:

(i) If, within thirty (30) days after an Indemnification Claim is received by the Indemnifying Party, the Indemnifying Party does not contest such Indemnification Claim in writing to the Indemnified Party (with a copy to the Escrow Agent if the Indemnification Claim involves recovery against the Indemnification Escrow Deposit) as provided in Section 6.4(c)(ii), the Indemnifying Party shall be conclusively deemed to have consented to the recovery by the Indemnified Party of the full amount of Losses (subject to the limitations contained in this Section 6) specified in the Indemnification Claim in accordance with this Section 6, including, if applicable, the forfeiture of all or a portion of the Indemnification Escrow Deposit, and, without further notice, to have stipulated to the entry of a final judgment for damages against the Indemnifying Party for such amount in any court having jurisdiction over the matter where venue is proper.

(ii) If the Indemnifying Party gives the Indemnified Party written notice contesting all or any portion of an Indemnification Claim (a “Contested Claim”) (with a copy to the Escrow Agent if the Claim involves recovery against the Indemnification Escrow Deposit) within the 30-day period specified in Section 6.4(c)(i), then such Contested Claim shall be resolved by either (A) a written settlement agreement executed by Buyer and the Stockholders’ Representative (a copy of which shall be furnished to the Escrow Agent if the Indemnification Claim involves recovery against the Indemnification Escrow Deposit) or (B) in the absence of such a written settlement agreement within thirty (30) days following receipt by the Indemnified Party of the written notice from the Indemnifying Party, by binding arbitration between Buyer and the Company in accordance with the terms and provisions of Section 6.4(c)(i).

(d) Buyer may bring an Indemnification Claim in the jurisdiction of the Arbitrator to resolve a Contested Claim. The decision of the Arbitrator as to the validity and amount of any claim in such Contested Claim shall be nonappealable, binding and conclusive upon the parties to this Agreement, the Indemnifying Parties, and the Escrow Agent, as applicable, shall be obligated to act in accordance with such decision and, if applicable, make or withhold payments out of the Indemnification Escrow Deposit in accordance therewith. Judgment upon any award rendered by the Arbitrator may be entered in any court having jurisdiction. For purposes of this Section 6.4(d), in any suit hereunder in which any claim or the amount thereof stated in an Indemnification Claim is at issue, the party seeking indemnification, compensation or reimbursement shall be deemed to be the non-prevailing party unless the Arbitrator awards such party more than one-half of the amount in dispute, in which case the party from whom indemnification, compensation or reimbursement is sought shall be deemed to be the non-prevailing party. The non-prevailing party to a suit shall pay its own expenses and the expenses, including attorneys’ fees and documented out-of-pocket costs, reasonably incurred by the other party to the claim.

(e) If any amount is determined, agreed or deemed agreed to be owed to any Buyer Indemnified Party in accordance with this Section 6.4, then (i) within three (3) Business Days following the date such amount is determined, agreed or deemed agreed to be owed, Buyer and the Stockholders’ Representative shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release such amount to the Buyer Indemnified Party from the Indemnification Escrow Deposit (to the extent of the Indemnification Escrow

Deposit) and (ii) if the amount remaining in the Indemnification Escrow Deposit is insufficient to cover the full amount that is determined, agreed or deemed agreed to be owed to such Buyer Indemnified Party, then, subject to the limitations contained in Section 6.5, the Stockholders shall, within three (3) Business Days following the date such amount is determined, agreed or deemed agreed to be owed, pay the amount of such shortfall to such Buyer Indemnified Party. If any amount is determined, agreed or deemed agreed to be owed to any Company Indemnified Party in accordance with this Section 6.4, then within three (3) Business Days following the date such amount is determined, agreed or deemed agreed to be owed, Buyer shall deliver such amount to the Company Indemnified Party.

(f) This Section 6.4 shall not apply to any controversies regarding Tax Claims, which shall be governed exclusively by Section 4.12(b).

(g) This Section 6.4 shall not apply to any controversies regarding appraisal rights, which shall be governed exclusively by Section 1.7(c).

(h) For the avoidance of doubt, in each case in this Section 6.4 where the Indemnified Party or the Indemnifying Party is, collectively, the Stockholders, then in each such case all references to such Indemnified Party or Indemnifying Party, as the case may be, in this Section 6.4 shall be deemed (except for provisions relating to an obligation to make or a right to receive any payments) to refer to the Stockholders’ Representative acting on behalf of such Indemnified Party or Indemnifying Party, as applicable.

6.5 Limitations on Indemnification. Notwithstanding anything in this Section 6 to the contrary:

(a) Recourse by the Buyer Indemnified Parties against the proceeds then remaining in the Indemnification Escrow Deposit shall be the Buyer Indemnified Parties’ sole and exclusive remedy in respect of the Stockholders’ indemnification obligations for the matters referred to in Section 6.2(a); provided, however, that the limitation contained in this sentence shall not apply to claims under Section 6.2(a) in respect of any breach or inaccuracy of a Fundamental Representation; and

(b) To the extent that the Buyer Indemnified Parties are entitled to recovery under Section 6 in excess of proceeds then remaining in the Indemnification Escrow Deposit, (i) the Buyer Indemnified Parties shall not be entitled to recover amounts directly from the Stockholders under this Section 6 in respect of the Stockholders’ indemnification obligations until such time as the Indemnification Escrow Deposit has been fully exhausted; provided, however, unless the Stockholders’ Representative has satisfied such Losses from the Stockholders’ Representative Expense Holdback Amount pursuant to Section 1.19, Buyer shall not be required to first proceed against the Indemnification Escrow Deposit prior to seeking from any Stockholder, and shall be permitted to proceed against any Stockholder without proceeding against the Indemnification Escrow Deposit, if any Buyer Indemnified Party incurs Losses arising out of Section 6.2(f) by virtue, and to the extent, of any undue benefit received by such specific Stockholder pursuant to the Closing Allocation Schedule or Section 6.2(g) by virtue, and to the extent, of the intentional fraud, willful breach or intentional misrepresentation of such specific Stockholder; (ii) for each such Loss a Stockholder shall only be liable for its Pro Rata Share of such Loss; and (iii) in no event shall the aggregate indemnification obligations of any Stockholder exceed the amount actually received by such Stockholder as Merger consideration hereunder (inclusive of its share of the Net Asset Escrow Deposit, Indemnification Escrow Deposit and Stockholders’ Representative Expense Holdback Amount actually received), except solely in the case of fraud, willful breach or intentional misrepresentation committed by such Stockholder.

(c) The amount of the Indemnification Escrow Deposit then remaining on deposit with the Escrow Agent pursuant to the Escrow Agreement (after taking into account any amounts to be released to the Stockholders’ Representative pursuant to Section 1.19) shall be released to the Stockholders, based on their respective Pro Rata Share, no later than eighteen (18) months after the Closing Date in accordance with the terms of the Escrow Agreement; provided, however, if any claim or claims for indemnification are pending on such date that is eighteen (18) months after the Closing Date, the amount released from the Indemnification Escrow Deposit to the Stockholders shall be reduced by the amount of any such pending claim or claims, and any such amount so retained by the Escrow Agent shall be released upon final resolution of any such claim or claims; provided further, however, on the date that is twelve (12) months after the Closing, the amount of the Indemnification Escrow Deposit then remaining on deposit with the Escrow Agent pursuant to the Escrow Agreement in excess of the sum of (i) $5,000,000 (after taking into account any amounts to be released to the Stockholders’ Representative pursuant to Section 1.19) plus (ii) the amount of any unresolved claims, shall be released to the Stockholders, based on their respective Pro Rata Share in accordance with the terms of the Escrow Agreement.

(d) The right to indemnification, compensation or reimbursement or any other remedy based on representations, warranties, covenants and agreements in this Agreement or any other Transaction Document shall not be affected by any investigation conducted at any time, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or agreement.

(e) For purposes of determining an inaccuracy in any representations or warranties, the breach of or failure to perform any covenants or agreement and calculating Losses under this Section 6 only, materiality, material adverse effect (including Material Adverse Effect) or similar qualifications limiting the scope of such representations, warranties, covenants or agreements shall be disregarded.

(f) Subject to Section 6.5(g) and without limiting the effect of any other limitation contained in this Agreement, the indemnification obligations of the Stockholders provided for in Section 6.2 will not apply, and the Indemnified Parties will not be entitled to exercise any indemnification rights under this Agreement, unless and until the aggregate amount of Losses against which such Indemnified Parties would otherwise be entitled to be indemnified under Section 6.2 exceeds $650,000 (the “Deductible”), after which the Indemnified Parties shall be entitled to indemnification for all of their Losses in excess of the Deductible; provided, however, that this Section 6.5(f) and the Deductible will not apply to any Excluded Matters.

(g) Any claim for Losses will be calculated (i) without regard to incidental, special, speculative, indirect or consequential damages, in each case that are not reasonably foreseeable (unless such damages are actually awarded to a third party by a Governmental

Authority); (ii) without regard to diminutions of value (unless such damages are actually awarded to a third party by a Governmental Authority); (iii) without regard to punitive damages (unless such punitive damages are actually awarded to a third party by a Governmental Authority); (iv) net of any Loss Tax Benefit inuring to any Indemnified Party directly attributable to such Losses; and (v) such that costs and expenses (including those incurred in investigating, defending or resolving any applicable third party claim) shall constitute Losses if and solely to the extent that such underlying third party claim is indemnifiable hereunder (without taking into account such costs and expenses). For purposes of this Section 6.5(g), “Loss Tax Benefit” means any refund of Taxes paid or net reduction in the amount of cash Taxes that otherwise would have been paid, in each case computed on a “with and without” basis, to the extent actually recognized in the taxable period in which the applicable indemnifiable Losses are incurred or the immediately succeeding taxable period.

(h) The amount of any Losses payable under this Section 6 will be net of amounts actually received by the Indemnified Party under its applicable insurance policies issued by insurance companies with respect to such Losses (net of any expenses incurred in obtaining such recovery and net of any deductible associated therewith, any increase in premiums (including retro premium obligations) resulting therefrom and net of Taxes or other liabilities incurred by such Indemnified Party and/or any of its Affiliates as a result of such claim and out-of-pocket costs of collecting such insurance proceeds). If an Indemnified Party receives any amounts under applicable insurance policies issued by insurance companies subsequent to its receipt of an indemnification payment by the Indemnifying Party, then such Indemnified Party will, without duplication, reimburse the Indemnifying Party (net of costs and expenses of such recovery and resulting premium increases) for any payment made by such Indemnifying Party up to the amount received by the Indemnified Party; provided, that the aggregate amount of reimbursement payments to the Indemnifying Party in respect of any such Losses will not in any event exceed the aggregate indemnification payment received by the Indemnified Party from the Indemnifying Party with respect to such Losses. Nothing in this Section 6.5(h) will be construed to require any Person to obtain or maintain any insurance coverage provided, that Buyer will not cancel any prepaid insurance coverage obtained by the Company prior to the Closing or exclude the Company from any group or umbrella insurance policies of Buyer that cover subsidiaries of Buyer similarly situated to the Company or the Surviving Corporation.

(i) Notwithstanding anything to the contrary in this Agreement, no Indemnified Party shall be entitled to make any claim, offset, retention or withholding pursuant to this Agreement for any Losses related to or arising from (a) any Taxes imposed on the Acquired Companies, Buyer or any of their Affiliates in any Taxable period (or portion thereof) after the Closing Date (“Post-Closing Taxable Period”) as a result of (I) the amount, value or condition of any Tax asset or attribute (e.g. net operating loss carry-forward or Tax credit carry-forward) of the Acquired Companies in a Post-Closing Taxable Period, or (II) limitations on the ability of Buyer, the Surviving Corporation, the Subsidiaries or any of their Affiliates to utilize such Tax asset or attribute in any Post-Closing Taxable Period; (b) any Taxes imposed on the Acquired Companies, or any of their Affiliates in any Pre-Closing Taxable Period to the extent such Taxes were included as a liability in the Net Asset Adjustment Amount; and (c) any “double trigger” payments, or any Taxes related thereto, that become payable, directly or indirectly, to an employee of an Acquired Company as of the date hereof as a result of the Company entering into this Agreement or the consummation of the transactions contemplated hereby and a subsequent event occurring after the Closing Date (e.g., termination of employment without cause).

6.6 Exclusive Remedy. Except for (a) specific performance or injunctive relief not involving monetary damages or (b) determination of the Post-Closing Adjustment Payment (which is governed by Section 1.16), from and after the Effective Time, the rights and obligations of the parties set forth in this Section 6 shall be the sole and exclusive remedy of the Indemnified Parties (whether at law or in equity) with respect to any breach of any representation, warranty or covenant or other indemnifiable matter set forth in this Agreement, which means that the time and dollar limitations in this Section 6 shall control in all cases, notwithstanding any statutory law or common law to the contrary.

6.7 Purchase Price Adjustments. For all Tax purposes, amounts paid to or on behalf of any party as indemnification under this Agreement (other than pursuant to Section 1.19) shall be treated as adjustments to the Purchase Price unless otherwise required by Applicable Law.

7.	General

7.1 Termination.

(a) At any time prior to the Effective Time, whether before or after adoption of this Agreement and approval of the Merger by the stockholders of the Company, this Agreement may be terminated and the Transactions abandoned, as follows:

(i) by either Buyer or the Company, by written notice to the other party, if the Closing shall not have occurred on or before 11:59 p.m. Eastern Time on the date that is forty five (45) days from the date hereof; provided, (i) that a later date may be agreed upon in writing by the parties hereto and (ii) that the right to terminate this Agreement under this Section 7.1(a) shall not be available to any party whose action or failure to act has been the principal cause of or resulted in the failure of the Merger to occur on or before such applicable date and such action or failure to act constitutes a breach of this Agreement; or

(ii) by Buyer, if the Agreement and the Merger have not been approved and adopted, pursuant to the Stockholder Consent in accordance with applicable law and the Company’s Charter Documents, or copies of the executed consents, waiver and joinders in the form of Exhibit A constituting the Stockholder Consent have not been delivered to Buyer, in each case within one (1) hour after the execution of the Agreement.

(b) Except as provided in Section 1.19(a), if any party terminates this Agreement pursuant to Section 7.1(a), all obligations of the parties hereunder shall terminate without any liability of any party to any other party (except for any liability of any party for willful breaches of this Agreement).

7.2 Waivers and Consents; Amendments.

(a) For the purposes of this Agreement and all agreements, documents and instruments executed pursuant hereto, no course of dealing between or among any of the parties hereto and no delay on the part of any party hereto in exercising any rights hereunder or thereunder shall operate as a waiver of the rights hereof and thereof. No covenant or provision hereof may be waived otherwise than by a written instrument signed by the party or parties so waiving such covenant or other provision as contemplated herein; provided, however, that the Stockholders’ Representative shall be entitled to waive any covenant or provision hereof on behalf of all Stockholders.

(b) No amendment to this Agreement may be made without the written consent of (i) the Company (if prior to the Closing) or the Stockholders’ Representative (if after the Closing) and (ii) Buyer.

7.3 Governing Law. This Agreement shall be deemed to be a contract made under, and shall be construed in accordance with, the laws of the State of Delaware, without giving effect to conflict of laws principles thereof.

7.4 Section Headings; Construction. The descriptive headings in this Agreement have been inserted for convenience only and shall not be deemed to limit or otherwise affect the construction of any provision thereof or hereof. The use in this Agreement of the masculine pronoun in reference to a party hereto shall be deemed to include the feminine or neuter, and vice versa, as the context may require. The parties have participated jointly in the negotiation and drafting of this Agreement and the other agreements, documents and instruments executed and delivered in connection herewith with counsel sophisticated in investment transactions. In the event an ambiguity or question of intent or interpretation arises, this Agreement and the agreements, documents and instruments executed and delivered in connection herewith shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement and the agreements, documents and instruments executed and delivered in connection herewith.

7.5 Counterparts. This Agreement may be executed simultaneously in any number of original or electronic counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute but one and the same document. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or other means of electronic transmission shall be sufficient to bind the parties to the terms and conditions of this Agreement.

7.6 Notices and Demands. Any notice or demand which is required or provided to be given under this Agreement shall be deemed to have been sufficiently given and received for all purposes when delivered in writing by hand, facsimile or electronic mail or two (2) days after being sent by overnight delivery providing receipt of delivery, to the following addresses:

if to the Stockholders:

To the addresses set forth on Schedule A, or to the

most recent addresses as provided by such persons

as reflected in the Company’s records.

with a copy to (which shall not constitute notice):

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

220 West 42nd Street, 17th Floor

New York, New York 10036

Attention: Adam S. Reuben

Email: areuben@gunder.com

Facsimile: (877) 881-4461

if to the Stockholders’ Representative:

Shareholder Representative Services LLC

1614 15th Street, Suite 200

Denver, CO 80202

Attention: Managing Director

Email: deals@srsacquiom.com

Facsimile No.: (303) 623-0294

Telephone No.: (303) 648-4085

if to Buyer:

Monotype Imaging Inc.

600 Unicorn Park Drive

Woburn, MA 01801

Attention: Scott Landers and Janet Dunlap

Facsimile No.: (781) 970-6001

E-mail: [***] and

    [***]

with a copy to (which shall not constitute notice):

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: John Mutkoski, Esq.

Facsimile No.: (617) 523-1231

E-mail: jmutkoski@goodwinprocter.com

or at any other address designated by a party to the other parties hereto in writing.

7.7 Consent to Jurisdiction. Except as provided in Section 7.8, each of the parties hereto irrevocably and unconditionally consents to the jurisdiction of J.A.M.S./Endispute, Inc. in Boston, Massachusetts (the “Arbitrator”) to resolve all disputes, claims or controversies arising out of or relating to this Agreement or the General Release and Joinder Agreement or the negotiation, breach, validity, termination or performance hereof and thereof or the Transaction, and further consents to the sole and exclusive jurisdiction of the Delaware Court of Chancery in the State of Delaware and such courts and appellate courts therefrom for the purposes of enforcing the arbitration provisions of this Section 7.7 of this Agreement. Each party further irrevocably waives any objection to proceeding before the Arbitrator based upon lack of personal jurisdiction or to the laying of venue and further irrevocably and unconditionally waives and agrees not to make a claim in any court that arbitration before the Arbitrator has been brought in an inconvenient forum. Each of the parties hereto hereby consents to service of process by registered mail at the address to which notices are to be given. Each of the parties hereto agrees that its or his submission to jurisdiction and its or his consent to service of process by mail is made for the express benefit of the other parties hereto.

7.8 Remedies; Severability. It is specifically understood and agreed that any breach of the provisions of this Agreement by any Person subject hereto will result in irreparable injury to the other parties hereto, that the remedy at law alone will be an inadequate remedy for such breach, and that, in addition to any other remedies which they may have, such other parties may enforce their respective rights by actions for specific performance (to the extent permitted by Law); provided, that following the Closing, Section 6.6 hereof shall control exclusively on remedies. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under Applicable Law, but if any provision of this Agreement shall be deemed prohibited or invalid under such Applicable Law, such provision shall be ineffective to the extent of such prohibition or invalidity, and such prohibition or invalidity shall not invalidate the remainder of such provision or the other provisions of this Agreement.

7.9 Integration. This Agreement, including the exhibits, schedules, documents and instruments referred to herein or therein constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

7.10 Assignability; Binding Agreement. Buyer may freely assign any or all of its rights hereunder to an Affiliate of Buyer. This Agreement (including, without limitation, the provisions of Section 7) shall be binding upon and enforceable by, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns, and no others; provided, however, that this Agreement may not be assigned by any party hereto (other than to an Affiliate of Buyer) without the prior written consent of Buyer and the Stockholders’ Representative; provided further, however, that Buyer shall be permitted to collaterally assign its interests hereunder to its existing lender as required by and pursuant to the terms of Buyer’s existing credit facility with such lender without the Stockholders’ Representative’s consent. Notwithstanding the foregoing and except as provided in Section 4.6 and Section 6.2 hereof, nothing in this Agreement is intended to give any Person not named herein the benefit of any legal or equitable right, remedy or claim under this Agreement, except as expressly provided herein.

7.11 Expenses. The Stockholders shall bear all expenses (and legal fees and disbursements) of the Company incurred in connection with the Transaction prior to or in connection with the consummation of the Closing that remain unpaid as of Closing and that are not otherwise appropriately reflected on the Closing Balance Sheet. Buyer shall bear all of its own expenses (and legal fees and disbursements) incurred in connection with the Transaction.

7.12 Currency. Unless otherwise specified herein, all referenced in this Agreement to money or to currency means United States Dollars, and all monies due or to be paid hereunder shall be paid in United States Dollars.

7.13 Disclosure Schedule. The inclusion of any information in the Disclosure Schedules will not be deemed an admission or acknowledgment that such information is required to be listed in the Disclosure Schedules or that such items are material. The Disclosure Schedules are arranged in sections corresponding to the sections contained in this Agreement merely for convenience, and the disclosure of an item in one section of the Disclosure Schedules as an exception to a particular representation or warranty made by a party hereto will be deemed adequately disclosed as an exception with respect to all other representations and warranties made by such party hereto to the extent that the relevance of such item to such representations or warranties is readily apparent on the face of such disclosure, notwithstanding the presence or absence of a specific cross-reference thereto.

7.14 Representation by Counsel.

(a) Each party hereto represents and agrees with each other that it has been represented by or had the opportunity to be represented by, independent counsel of its own choosing, and that it has had the full right and opportunity to consult with its respective attorney(s), that to the extent, if any, that it desired, it availed itself of this right and opportunity, that it or its authorized officers (as the case may be) have carefully read and fully understand this Agreement in its entirety and have had it fully explained to them by such party’s respective counsel, that each is fully aware of the contents thereof and its meaning, intent and legal effect, and that it or its authorized officer (as the case may be) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence. Notwithstanding that the Company has been represented by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (“Gunderson Dettmer”) in the preparation, negotiation and execution of this Agreement and the Transaction Documents, the Company agrees that after the Closing Gunderson Dettmer may represent the Stockholders’ Representative, the Stockholders and/or their affiliates in matters related to this Agreement and/or the Transaction Documents, including without limitation in respect of any indemnification claims pursuant to this Agreement and/or the Transaction Documents between the Surviving Corporation on the one hand and the Stockholders’ Representative or the Stockholders on the other hand. The Company hereby acknowledges, on behalf of itself and its affiliates, that it has had an opportunity to ask for and has obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation, and it hereby waives any conflict arising out of such future representation. In addition, all communications involving attorney-client confidences between direct and indirect holders of Capital Stock, the Company and its Subsidiaries and their respective Affiliates, on the one hand, and Gunderson Dettmer, on the other hand, relating to the negotiation, documentation and consummation of the Transactions shall be deemed to be attorney-client confidences that belong solely to the direct and indirect holders of Capital Stock and their respective Affiliates (and not the Company, the Surviving Corporation or their respective Subsidiaries). Without limiting the generality of the foregoing, from and after the Effective Time, (a) the direct and indirect holders of Capital Stock and their respective Affiliates (and not the Surviving Corporation and its subsidiaries) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Surviving Corporation or its subsidiaries shall be a holder thereof, (b) to the extent that files of Gunderson Dettmer in respect of such engagement (x) constitute attorney-client privileged files and (y) are property of the client, only the direct and indirect holders of Capital Stock and their respective Affiliates (and not the Surviving Corporation and its subsidiaries) shall hold such property rights and (c) Gunderson Dettmer shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Surviving Corporation or any of its subsidiaries by reason of any attorney-client relationship between Surviving Corporation and the Company or any of its subsidiaries or otherwise. Notwithstanding the foregoing, none of the Surviving Corporation or any of its subsidiaries is waiving any attorney-client privilege (including relating to the negotiation, documentation and consummation of the transactions contemplated by this Agreement) in connection with any third-party litigation.

(b) Notwithstanding the foregoing, in the event that a dispute arises between any Acquired Company, on the one hand, and a third party other than the Stockholders, on the other hand, Buyer, the Acquired Companies or their respective Subsidiaries may assert the attorney-client privilege to prevent the disclosure of the privileged communications subject to Section 7.14(a) to such third party; provided, however, that no Acquired Company or its Subsidiaries may waive such privilege without the prior written consent of the Stockholders’ Representative, which consent shall not be unreasonably conditioned, withheld or delayed. In the event that any Acquired Company or its Subsidiaries is legally required by governmental order or otherwise to access or obtain a copy of all or a portion of the privileged communications subject to Section 7.14(a), Buyer shall promptly (and, in any event, within five (5) Business Days) notify the Stockholders’ Representative so that the Stockholders’ Representative can seek a protective order.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this Agreement or have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

BUYER:

MONOTYPE IMAGING INC.

By:	/s/ Scott E. Landers
Name: Scott E. Landers
Title: President & CEO

BUYER MERGER SUB:

PROJECT WAVE ACQUISITION SUB INC.

By:	/s/ Scott E. Landers
Name: Scott E. Landers
Title: President & CEO

[SIGNATURE PAGE TO AGREEMENT AND PLAN oF MERGER]

IN WITNESS WHEREOF, the parties have executed this Agreement or have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

COMPANY:

OLAPIC, INC.

By:	/s/ Pau Sabria
Name: Pau Sabria
Title: President and Chief Executive Officer

STOCKHOLDERS’ REPRESENTATIVE:

SHAREHOLDER REPRESENTATIVE SERVICES LLC,

solely in its capacity as the Stockholders’ Representative

By:	/s/ Mark B. Vogel
Name: Mark B. Vogel
Title: Authorized Person: Managing Director

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

APPENDIX I

Certain Definitions

The following terms, as used in this Agreement, have the meanings set forth in this Appendix I:

“Accounting Firm” shall have the meaning set forth in Section 1.16(b)(ii).

“Accounting Firm Expenses” shall have the meaning set forth in Section 1.16(b)(ii).

“Acquired Company” means the Company and its Subsidiaries.

“Acquisition Agreement” shall have the meaning set forth in Section 0.

“Acquisition Proposal” means any offer, proposal, inquiry or indication of interest from any Third Party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any Person, directly or indirectly, of 15% or more of any class of outstanding voting or equity securities of the Company or any of its Subsidiaries, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of outstanding voting or equity securities of the Company or any of its Subsidiaries, (ii) any merger, amalgamation, consolidation, share exchange, business combination, joint venture or other similar transaction involving the Company or any of its Subsidiaries, the business of which constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (iii) any sale, lease, exchange, transfer, license (other than licenses in the ordinary course of business), acquisition or disposition of 15% or more of the assets of the Company and its Subsidiaries (measured by the lesser of book or fair market value thereof), taken as a whole, or (iv) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, the business of which constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole.

“Action” means any claim, action, suit, inquiry, proceeding, audit or investigation by or before any Governmental Authority, or any other arbitration, mediation or similar proceeding.

“Advisory Group” shall have the meaning set forth in Section 1.19(c).

“Affiliate” of a Person means (i) with respect to a Person who is an individual, any member of such Person’s family (including any child, step-child, parent, step-parent, spouse, former spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law); (ii) with respect to a Person that is an entity, any officer, director or holder of voting securities representing more than 10 percent (10%) of the voting power, of such entity; and (iii) any Person or entity which directly or indirectly Controls, is Controlled by, or is under common Control with such Person.

“Aggregate Option Exercise Amount” means the aggregate exercise price of the Vested Options.

“Aggregate Warrant Exercise Amount” means the aggregate exercise price of the Warrants.

“Agreement” shall have the meaning set forth in the Preamble.

“Allocation Schedule” shall have the meaning set forth in Section 1.7(b).

“Anti-Corruption Laws” shall have the meaning set forth in Section 2.24(b).

“Anti-Money Laundering Laws” shall have the meaning set forth in Section 2.25(a).

“Antitrust Counsel Only Material” shall have the meaning set forth in Section 4.7(d).

“Antitrust Laws” means applicable federal, state, local or foreign antitrust, competition, merger control, premerger notification or trade regulation laws, regulations or Orders.

“Applicable Law” means any applicable law, statute, regulation, rule, ordinance, order, administrative order, treaty, standard, decree, or judgment duly enacted, adopted, or promulgated by any Governmental Authority and having the force and effect of law.

“Appraisal Shares” shall have the meaning set forth in Section 1.7(c).

“Arbitrator” shall have the meaning set forth in Section 7.7.

“Balance Sheet” shall have the meaning set forth in Section 2.6.

“Bank Accounts” shall have the meaning set forth in Section 2.27.

“Bankruptcy/Receivership Exception” shall have the meaning set forth is Section 2.2.

“Base Merger Consideration” means one hundred thirty million dollars ($130,000,000).

“Bonus Recipient” means each of the employees set forth on the Allocation Schedule (as may be amended as provided for herein) that is entitled to a bonus upon consummation of the Closing.

“Business” means the business of the Acquired Companies as currently conducted and, other than in the case of Section 2 hereof, as currently proposed to be conducted.

“Business Day” means any day (other than a Saturday or Sunday or a public holiday) on which banks are open for business in Boston.

“Buyer” shall have the meaning set forth in the Preamble.

“Buyer Indemnified Parties” shall have the meaning set forth in Section 6.2.

“Buyer Merger Sub” shall have the meaning set forth in the Preamble.

“Buyer Plan” shall have the meaning set forth in Section 4.16(a).

“Capital Stock” means the Common Stock and the Preferred Stock.

“Capital Stock Letter of Transmittal” shall have the meaning set forth in Section 1.10(b).

“Certificate” means a stock certificate which immediately prior to the Effective Time represented any shares of Capital Stock.

“Certificate of Merger” shall have the meaning set forth in Section 1.2.

“Charter Documents” shall have the meaning set forth in Section 2.1.

“Claims” means any interest or equity of any Person (including any right to acquire, option or right of pre-emption) or any and all mortgages, liens, pledges, security interests, charges, encumbrances, claims, easements, rights of way, covenants, conditions or restrictions or any other adverse claims, rights or encumbrances of any kind or nature whatsoever, other than liens for Taxes not yet due and payable.

“Closing” shall have the meaning set forth in Section 1.6.

“Closing Balance Sheet” shall have the meaning set forth in Section 1.16(a)(i).

“Closing Allocation Schedule” shall have the meaning set forth in Section 1.7(b).

“Closing Date” shall have the meaning set forth in Section 1.6.

“Closing Merger Consideration” means an amount equal to (i) the Base Merger Consideration, minus (ii) Company Closing Indebtedness, minus (iii) the Total Bonus Consideration, minus, (iv) Transaction Expenses, plus (v) the Aggregate Option Exercise Amount, plus (vi) the aggregate EMI Exercise Price, plus (vii) the Aggregate Warrant Exercise Amount, plus (viii) Company Closing Cash.

“Closing Net Asset Statement” shall have the meaning set forth in Section 1.16(a)(i).

“Closing Statements” shall have the meaning set forth in Section 1.16(a)(i).

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means the common stock, par value $0.0001 per share, of the Company.

“Company” shall have the meaning set forth in the Preamble.

“Company Board” shall have the meaning set forth in the recitals.

“Company Closing Cash” means the cash and cash equivalents of the Company and the Acquired Companies (plus the amount of all uncleared deposits of the Company and the Acquired Companies outstanding, and less the amount of all uncleared checks or withdrawals of the Company and the Acquired Companies outstanding), measured as of the Closing Date and determined in accordance with GAAP using the same methods, practices, policies and principals (including classification and estimation methodologies) used by the Company to prepare its most recent unaudited financial statements.

“Company Closing Indebtedness” means the Indebtedness of the Company on the Closing Date.

“Company Copyrights” shall have the meaning set forth in Section 2.14.

“Company Employee Plan” means (A) an employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (B) stock option plans, stock purchase plans, bonus or incentive award plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, executive compensation plans, programs, agreements or arrangements, change in control plans, programs or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (A) above; and (C) plans or arrangements providing compensation to employee and non-employee directors, in each case in which the Company or any Subsidiary sponsors, contributes to, or provides benefits under or through such plan, or has any obligation to contribute to or provide benefits under or through such plan, or if such plan provides benefits to or otherwise covers any current or former employee, officer or director of the Company or any ERISA Affiliate (or their spouses, dependents, or beneficiaries).

“Company Indemnified Parties” shall have the meaning set forth in Section 6.3.

“Company Intellectual Property Assets” means all Intellectual Property Assets owned by the Company or used by the Company in the current operation of the Business and includes, without limitation, the Products, Company Patents, Company Marks, Company Copyrights and Company Trade Secrets.

“Company Marks” shall have the meaning set forth in Section 2.14.

“Company Patents” shall have the meaning set forth in Section 2.14.

“Company Stock Option Plan” means the Company’s 2013 Stock Plan (as amended and in effect as of the date of this Agreement).

“Company Trade Secrets” means all Trade Secrets owned by the Company.

“Contested Claim” shall have the meaning set forth in Section 6.4(c)(ii).

“Contingent Workers” shall have the meaning set forth in Section 2.16(a).

“Continuing Employees” means the employees of the Company who receive offers of employment from Buyer and who remain employees of the Surviving Corporation or become employees of Buyer or any of its subsidiaries as of the Effective Time.

“Contract” means any contract, agreement or binding arrangement, whether written or oral.

“Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise.

“Copyrights” means copyrights in both published and unpublished works, including, without limitation, all curricula, program materials, compilations, databases and computer programs, manuals and other documentation and all registrations and applications in connection therewith, and all derivatives, translations, adaptations and combinations of the above.

“Currency Exchange Laws” shall have the meaning set forth in Section 2.25(b).

“DGCL” shall have the meaning set forth in the recitals.

“Director Indemnified Parties” shall have the meaning set forth in Section 4.6(b).

“Disclosure Schedule” shall have the meaning set forth in Section 2.

“Deductible” shall have the meaning set forth in Section 6.5(f).

“Effective Time” shall have the meaning set forth in Section 1.2.

“EMI Exercise Notice” shall have the meaning set forth in Section 1.8(c).

“EMI Exercise Price” shall have the meaning set forth in Section 1.8(c).

“EMI Optionholders” means the Optionholders with Vested EMI Options.

“Environmental Laws” shall have the meaning set forth in Section 2.21(c).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the related regulations and published interpretations.

“ERISA Affiliate” means any entity that would have ever been considered a single employer with the Company under Section 4001(b) of ERISA or part of the same “controlled group” as the Company for purposes of Section 302(d)(3) of ERISA.

“Escrow Agent” means SunTrust Bank.

“Escrow Agreement” means the Escrow Agreement substantially in the form attached hereto as Exhibit K, pursuant to which the Net Asset Escrow Deposit, the Indemnification Escrow Deposit and the Founders’ Holdback Amount shall be held in separate escrow accounts pursuant to the terms thereof.

“Estimated Closing Balance Sheet” shall have the meaning set forth in Section 1.14.

“Excluded Matters” shall mean the Fundamental Representations, and any matters described in Sections 6.2(b) through 6.2(g).

“Export Control Laws” shall have the meaning set forth in Section 2.25(a).

“FCPA” shall have the meaning set forth in Section 2.24(b).

“Financial Statements” shall have the meaning set forth in Section 2.6.

“Foreign Company Plan” shall have the meaning set forth in Section 2.18(i).

“Foreign Official or Entity” shall have the meaning set forth in Section 2.23(c).

“Founders” means Pau Sabria, Luis Sanz and Jose de Cabo.

“Founders’ Holdback Amount” means $9,000,000.

“Fully Diluted Common Shares Outstanding” means (i) the number of shares of Common Stock issued and outstanding immediately prior to the Effective Time plus (ii) the number of shares of Common Stock issuable upon conversion of all Preferred Stock issued and outstanding immediately prior to the Effective Time plus (iii) the number of shares of Common Stock issuable upon the exercise of all Vested Options issued and outstanding immediately prior to the Effective Time plus (iv) the number of shares of Common Stock issuable upon the exercise of all Warrants issued and outstanding immediately prior to the Effective Time.

“Fundamental Representations” means the representations and warranties set forth in Section 2.1 (Organization and Corporate Power; Subsidiaries), Section 2.2 (Authorization), Section 2.5 (Capitalization), Section 2.12 (Taxes), Section 2.20 (Investment Banking; Brokerage), Section 3.1 (Organization and Corporate Power) and Section 3.2 (Authority and Non-Contravention).

“GAAP” means the generally accepted accounting principles in the United States as in effect on the Closing Date.

“General Release and Joinder Agreement” shall have the meaning set forth in the recitals.

“Governmental Approval” means any approval, license, permit, waiver or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law.

“Governmental Antitrust Authority” shall have the meaning set forth in Section 4.7(b).

“Governmental Authority” means any: (i) federal, state, local, municipal, foreign, tribal, or other governmental authority of any nature; (ii) federal, state, local municipal, foreign or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal); (iv) multi-national organization or body; or (v) body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Gunderson Dettmer” shall have the meaning set forth in Section 7.16.

“Hazardous Material” shall have the meaning set forth in Section 2.21(a).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means with respect to a Person, without duplication, (i) any obligations of such Person to third parties for borrowed money (specifically excluding trade payables and accrued expenses incurred in the ordinary course of business), (ii) any obligations of such Person evidenced by any note, bond, debenture or other debt security, (iii) any obligations of such Person under leases required to be capitalized in accordance with GAAP and (iv) any interest or prepayment penalties due on any of the foregoing.

“Indemnification Claim” shall have the meaning set forth in Section 6.4(a).

“Indemnification Escrow Deposit” means $10,000,000.

“Indemnification Obligations” shall have the meaning set forth in Section 6.2.

“Indemnified Party” or “Indemnified Parties” shall have the meaning set forth in Section 6.4(a).

“Indemnifying Party” or “Indemnifying Parties” shall have the meaning set forth in Section 6.4(a).

“Indemnified Taxes” means, without duplication, (A) all Taxes (or the non-payment thereof) of the Acquired Companies for all Taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date, including, for the avoidance of doubt and without limitation, any Taxes associated with the misclassification of any service providers, (B) any and all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which the Acquired Companies (or any predecessors of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local, or foreign law or regulation, (C) the employer portion of any employment or payroll Taxes with respect to payments paid or to be paid in connection with this Agreement (but for clarity, not including any such Taxes related to (i) compensatory payments for services performed after the Closing Date or (ii) any “double trigger” payments that become payable, directly or indirectly, as a result of the Company entering into this Agreement or the consummation of the transactions contemplated hereby and a subsequent event occurring after the Closing Date (e.g., termination of employment without cause), (D) Taxes attributable to any failure to comply with any of the covenants or agreements of the Company (on or prior to the Closing Date), the Stockholders’ Representative or the Stockholders under this Agreement, (E) Transfer Taxes and (F) any and all Taxes of any Person (other than the Acquired Companies) imposed on the Acquired Companies as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing Date; provided, however, that any Taxes (i) included in the calculation of Net Assets as finally determined pursuant to this Agreement and which reduced the Purchase Price, (ii)

resulting from an election under Section 338(g) of the Code or any similar provision of Applicable Law made in respect of the Company pursuant to this Agreement, and (iii) resulting from any action of Buyer or its Affiliates (including the Company) on the Closing Date after the Closing that is outside the Ordinary Course of Business (except to the extent contemplated by this Agreement), shall, in each case, not constitute “Indemnified Taxes.”

“Intellectual Property Assets” means Patents, Marks, Copyrights, Trade Secrets, other intellectual property rights and/or proprietary rights relating to any of the foregoing, and any goodwill, franchises, licenses, permits, consents, approvals, and claims of infringement against third parties associated therewith.

“IRS” shall have the meaning set forth in Section 2.12(c).

“Leased Real Property” means all real property leased, subleased or licensed to an Acquired Company or which an Acquired Company otherwise has a right or option to use or occupy, together with all structures, facilities, fixtures, systems, improvements and items of property previously or hereafter located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing.

“License” or “Licenses” means any Governmental Approval or other permit issued to the Company by any Governmental Authority.

“Loss Tax Benefit” shall have the meaning set forth in Section 6.5(g).

“Losses” shall have the meaning set forth in Section 6.2.

“made available” means contained and accessible for a continuous period of at least 48 hours immediately prior to the date of this Agreement in the virtual data room hosted by Intralinks, Inc. established by the Company in connection with the Merger (the “Data Room”) to which Buyer and its designated representatives had unrestricted access and notification rights during such period.

“Major Investors” means each of Longworth Venture Fund Partners III LP, Longworth Advisors Fund III LP, Fung Capital USA (III) L.P., Felix Capital Fund I LP and Unilever Ventures General Partner Limited acting in its capacity as general partner to Unilever Ventures III L.P. and Unilever Ventures Co-Investment L.P.

“Marks” means trade names, trade dress, logos, packaging design, slogans, Internet domain names, registered and unregistered trademarks and service marks and related registrations and applications for registration.

“Material Adverse Effect” means any event, change or effect that would reasonably be expected to be materially adverse to (a) the business, operations, assets, financial condition, results of operations or liabilities of the Acquired Companies, taken as a whole or (b) the ability of the Company to perform its obligations under this Agreement and the other Transaction Agreements or to consummate the transactions contemplated hereby and thereby; provided, however, that none of the following constitute, or will be considered in determining whether there has occurred, a Material Adverse Effect: (i) changes or conditions generally affecting the industries in which the Acquired Companies operate, (ii) changes in economic, capital market, regulatory or political conditions generally, (iii) any change in GAAP or Applicable Laws, (iv) changes that are the result of economic factors affecting the national, regional or world economy or acts of war or terrorism, (v) changes that are the result of earthquakes, hurricanes, tornadoes or other natural disasters, (vi) changes that are the result of the public announcement or pendency of the Transactions and (vii) changes that are the result of the taking of any action expressly required by this Agreement or the failure to take any action prohibited by Section 4.1 after seeking consent from Buyer, which consent is denied.

“Material Contract” shall have the meaning set forth in Section 2.13.

“Merger” shall have the meaning set forth in the recitals.

“Multiemployer Plan” shall mean an employee pension or welfare benefit plan to which more than one unaffiliated employer contributes and which is maintained pursuant to one or more collective bargaining agreements.

“Negative Amount” shall have the meaning set forth in Section 1.16(c)(ii).

“Net Asset Escrow Deposit” means $500,000.

“Net Assets” means the Company’s current assets (consisting of all current assets required to be set forth on a balance sheet prepared in accordance with GAAP, excluding Tax assets and Company Closing Cash) as set forth on Appendix II, minus the Company’s current liabilities (consisting of all current liabilities required to be set forth on a balance sheet prepared in accordance with GAAP, including the Pre-Closing Tax Amount and excluding current portions of outstanding debt) as set forth on Appendix II, in each case as of the Closing without giving effect to the Transaction and calculated in a manner consistent with the example set forth on Appendix II attached hereto, as finally determined in accordance with Section 1.16. In the event of any conflict between the accounting principles set out in Appendix II and GAAP, the Net Assets shall be calculated using accounting principles in the following order of priority: (i) the accounting principles set out in Appendix II; and (ii) GAAP; provided, that notwithstanding the foregoing, for purposes of calculating current liabilities, deferred revenue shall be deemed to equal $3,900,000.

“Net Asset Adjustment Amount” shall mean the amount of the final calculation of the Net Assets as of the Closing as determined in Sections 1.16(a) and (b).

“Objection Notice” shall have the meaning set forth in Section 1.16(a)(ii).

“Objection Period” shall have the meaning set forth in Section 1.16(a)(ii).

“Offer Letters” shall have the meaning set forth in Section 5.2(c)(i).

“Olapic Argentina” means Olapic Argentina S.A.

“Open Source Software” shall have the meaning set forth in Section 2.14(j).

“Option” means an option (whether or not vested or exercisable) to purchase Common Stock that has been granted under the Company Stock Option Plan.

“Optionholder Letter of Transmittal” shall have the meaning set forth in Section 1.10(b).

“Optionholders” means the individuals who hold Vested Options, all of whom are set forth on Schedule A under the heading “Optionholders”.

“Order” means, with respect to any Person, any order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority or arbitrator that is binding upon or applicable to such Person or its property.

“Ordinary Course of Business” means the ordinary course of business consistent with the Company’s past custom and practice (including with respect to quantity and frequency).

“Owned Real Property” means all real property owned by the Acquired Companies, together with all structures, facilities, fixtures, systems, improvements and items of property previously or hereafter located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing.

“Patents” means patents, patent applications of any kind, patent rights, inventions, discoveries and invention disclosures (whether or not patented).

“Paying Agent” shall have the meaning set forth in Section 1.10(a)(i).

“Payment Fund” shall have the meaning set forth in Section 1.10(a)(i).

“Permitted Claims” means any (a) mechanic’s, materialmen’s, laborer’s, workmen’s, repairmen’s, carrier’s and similar Claims, including all statutory Claims, arising or incurred in the ordinary course of business for amounts not delinquent, (b) Claims for Taxes, assessments and other governmental charges not yet due and payable, (c) purchase money Claims and Claims securing rental payments under capital lease arrangements, (d) Claims identified in the Financial Statements, (e) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property, which are not materially violated by the current use or occupancy of such real property or the operation of the Company and its subsidiaries thereon, (f) any Claims that are released or otherwise terminated at or prior to Closing, and (g) all exceptions, restrictions, easements, charges, rights-of-way and monetary and nonmonetary encumbrances which are set forth in any permits, licenses, governmental authorizations, registrations or approvals listed in the Section 1.23(g) of the Disclosure Schedule, and (h) Claims that do not materially interfere with the use of any asset that is material to the business conducted by the Company or any of its subsidiaries.

“Per Share CSE Closing Merger Consideration” means (i) the Closing Merger Consideration divided by (ii) the number of Fully Diluted Common Shares Outstanding as of immediately prior to the Effective Time.

“Per Share Option Closing Merger Consideration” means (i) the Per Share CSE Closing Merger Consideration less (ii) the exercise price of such Vested Option, as set forth in the Closing Allocation Schedule.

“Per Share Warrant Closing Merger Consideration” means (i) the Per Share CSE Closing Merger Consideration less (ii) the exercise price of such Warrant, as set forth in the Closing Allocation Schedule.

“Person” means an individual, a corporation, a joint venture, a trust, an unincorporated organization, a limited liability company or partnership, a government and any agency or political subdivision thereof.

“Positive Difference” shall have the meaning set forth in Section 1.16(c)(iii).

“Post-Closing Adjustment Payment” shall have the meaning set forth in Section 1.16(c)(iii).

“Pre-Closing Straddle Period” means the portion of the Straddle Period that begins on or before the Closing Date and ends on and includes the Closing Date.

“Pre-Closing Tax Amount” means (i) any liability of the Acquired Companies for any unpaid Taxes with respect to a Pre-Closing Tax Period or a Pre-Closing Straddle Period, if any, and (ii) the employer portion of any employment or payroll Taxes with respect to the amounts paid or to be paid to in connection with this Agreement on or around the Closing Date or which have accrued as of the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Preferred Stock” means the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock.

“Pro Rata Share” means, with respect to each Stockholder, a fraction measured as of the time of determining such Stockholder’s Pro Rata Share, the numerator of which is the amount of Closing Merger Consideration to which such Stockholder is entitled under this Agreement pursuant to Sections 1.7(a)(i), 1.7(b)(i), 1.8(a) and 1.9(a), as applicable (without regard to any contingencies relating to such entitlements), and the denominator of which is the aggregate of the amounts payable pursuant to Sections 1.7(a)(i), 1.7(b)(i), 1.8(a) and 1.9(a) (without regard to any contingencies relating to such entitlements and including for the avoidance of doubt, the deduction of the Aggregate Option Exercise Amount and the Aggregate Warrant Exercise Amount).

“Products” means those generally commercially available products, computer programs and/or services and related documentation designed, manufactured, marketed, performed, licensed, sold and/or distributed by the Company in the Ordinary Course of Business.

“Purchase Price” means all amounts paid or payable to the Stockholders pursuant to the provisions of Section 1 of this Agreement.

“Related Party” shall have the meaning set forth in Section 2.10.

“Representative” means, with respect to any Person, the directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting in such capacity.

“Representative Losses” shall have the meaning set forth in Section 1.19(a).

“Requisite Stockholder Approval” shall have the meaning set forth in the recitals.

“Section 262” shall have the meaning set forth in Section 1.7(c).

“Section 262 Notices” shall have the meaning set forth in Section 4.14(c).

“Section 280G” shall have the meaning set forth in Section 4.15.

“Section 280G Payment” shall have the meaning set forth in Section 4.15.

“Securities” means all Shares, Options, Warrants, or any other outstanding voting securities or other equity or ownership interests of the Company.

“Security Right” means, with respect to any Security, any option, warrant, subscription right, preemptive right, other right, proxy, put, call, demand, plan, commitment, agreement, understanding or arrangement of any kind relating to such security, whether issued or unissued, vested or unvested, or any other security convertible into or exchangeable for any such security. “Security Right” includes any right relating to issuance, sale, assignment, transfer, purchase, redemption, conversion, exchange, registration or voting, and includes rights conferred by any Law, any Acquired Company’s Charter Documents, any Material Contract or by agreement.

“Series A Preferred Stock” means the Series A Preferred Stock, par value $0.0001 per share, of the Company.

“Series B Preferred Stock” means the Series B Preferred Stock, par value $0.0001 per share, of the Company.

“Series C Preferred Stock” means the Series C Preferred Stock, par value $0.0001 per share, of the Company.

“Shares” means the outstanding shares of Capital Stock of the Company, as set forth on Schedule A hereto.

“Significant Customer” shall have the meaning set forth in Section 2.22.

“Significant Supplier” shall have the meaning set forth in Section 2.22.

“Stockholder” or “Stockholders” means the individuals and entities who hold shares of Capital Stock, Vested Options and/or Warrants, all of whom are set forth on Schedule A.

“Stockholder Agreements” means the Company’s Second Amended and Restated Investors’ Rights Agreement, Second Amended and Restated Voting Agreement and Second Amended and Restated Right of First Refusal and Co-Sale Agreement, each as amended and in effect.

“Stockholder Consent” shall have the meaning set forth in the recitals.

“Stockholder Notices” shall have the meaning set forth in Section 4.14(b).

“Stockholders’ Representative” shall have the meaning set forth in the Preamble.

“Stockholders’ Representative Expense Holdback Amount” means $150,000.

“Straddle Period” means any Tax period of the Company that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to the Company, any organization of which more than fifty percent (50%) of the total voting power, whether by way of contract or otherwise, of shares of capital stock or other equity interests (including limited liability company or partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or Controlled, directly or indirectly (e.g., through another Subsidiary), by (a) the Company, (b) the Company and one or more of its Subsidiaries, or (c) one or more Subsidiaries of the Company. For the avoidance of doubt, a Subsidiary of the Company includes direct and indirect Subsidiaries (e.g., a Subsidiary of a Subsidiary).

“Surviving Corporation” shall have the meaning set forth in Section 1.1

“Tax” or “Taxes” means any federal, state, local or non-U.S. income taxes, estimated taxes, alternative or add on minimum taxes, excise taxes, sales taxes, use taxes, franchise taxes, employment and payroll related taxes, withholding taxes, transfer taxes, gross receipts taxes, license taxes, severance taxes, stamp taxes, occupation taxes, premium taxes, windfall profits taxes, environmental taxes (including taxes under Section 59A of the Code), customs duties taxes, share capital taxes, profits taxes, social security (or similar) taxes, unemployment taxes, disability taxes, real property taxes, personal property taxes, unclaimed property or escheat taxes, registration taxes, value added taxes or other taxes of any kind whatsoever, including any interest, penalty, or other additions to tax, and including any obligation to indemnify or otherwise assume or succeed to the tax liability of any other Person or addition thereto, whether disputed or not.

“Tax Claim” shall have the meaning set forth in Section 4.12(b).

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, filed or required to be filed, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Sharing Agreements” shall have the meaning set forth in Section 4.12(f).

“Taxing Authority” means any governmental, state, federal, provincial, local governmental or municipal authority, body or official competent to impose, administer, levy, assess or collect Tax anywhere in the world.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Securities and Exchange Act of 1934, as amended) of Persons.

“Third Party Claim” shall have the meaning set forth in Section 6.4(a).

“Third-Party IP Assets” shall have the meaning set forth in Section 2.14(b).

“Total Bonus Consideration” means the cash bonuses that are payable to the Bonus Recipients at Closing pursuant to
Section 1.10(a)(iii) and as set forth in the Closing Allocation Certificate.

“Trade Secrets” means know-how, trade secrets (as defined in the Uniform Trade Secrets Act), confidential or proprietary information, research in progress, algorithms, data, designs, processes, formulae, drawings, schematics, blueprints, flow charts, models, strategies, prototypes, techniques, Beta testing procedures and Beta testing results.

“Transaction” means, collectively, the Merger and the other transactions contemplated by this Agreement and by the other Transaction Documents.

“Transaction Documents” means, collectively, this Agreement, the Offer Letters, the General Release and Joinder Agreement, the Escrow Agreement, the Disclosure Schedule and any other agreements, documents and instruments contemplated hereby or thereby or delivered in connection herewith or therewith.

“Transaction Expenses” means, as of the Closing Date, (i) all professional advisory fees and expenses payable by the Acquired Companies in connection with the transactions contemplated by this Agreement and the Transaction Documents, including fees and expenses payable to all attorneys, accountants, financial advisors and other professionals and bankers’, brokers’ or finders’ fees for persons engaged by the Acquired Companies or any stockholder of the Company, (ii) except for double-trigger acceleration of existing employees, if applicable, and the Total Bonus Consideration payable to the Bonus Recipients, any bonus, severance or change of control payment or benefit (or similar payment obligation) made or provided, or required to be made or provided, by the Acquired Companies solely as a result of the Merger (including the employer portion of any payroll Taxes with respect thereto) and (iii) the premium for directors’ and officers’ liability insurance coverage for the Company’s directors and officers for coverage during the six (6) years following the Effective Time, in each case to the extent not paid by the Acquired Companies as of the close of business on the Business Day immediately preceding the Closing Date.

“Transfer Taxes” shall have the meaning set forth in Section 4.12(d).

“UK EMI Sub-Plan” means the Sub-Plan to the Company Stock Option Plan which permits the grant of tax favored EMI Options to UK Option Holders.

“Unvested Options” means, as of immediately prior to the Effective Time (after giving effect to any acceleration resulting from or in connection with the Merger), all Options to the extent they are not then Vested Options.

“Vested EMI Options” means Vested Options granted under the UK EMI Sub-Plan.

“Vested Options” means, as of immediately prior to the Effective Time (after giving effect to any acceleration resulting from or in connection with the Merger), all Options to the extent they are (i) then vested and exercisable and (ii) have an exercise price per share less than the Per Share CSE Closing Merger Consideration.

“Warrantholder” means Silicon Valley Bank.

“Warrantholder Letter of Transmittal” shall have the meaning set forth in Section 1.10(b).

“Warrants” means the warrants issued by the Company to purchase shares of Common Stock.